FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Material Fact dated April 29, 2005, entitled, “Repsol YPF and Gas Natural Enter an Agreement for Industrial Activity.”

2.	English translation of Repsol YPF S.A.’s Annual Report on Corporate Governance.

Item 1

Official Notice

Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, 29 April 2005

No. of pages: 2

REPSOL YPF AND GAS NATURAL ENTER AN AGREEMENT FOR INDUSTRIAL ACTIVITY

Recent events in the gas market have given rise to current business opportunities which have spurred Repsol YPF and Gas Natural to undertake a joint industrial activity enabling them to pool their capacities in the gas value chain.

Such a collaboration was contemplated in the current agreements between La Caixa and Repsol YPF on joint control of Gas Natural, introduced in January 2000, which in following amendments established the willingness on the part of Repsol YPF and Gas Natural to develop certain principles for joint industrial activity at a convenient time.

To this end, both energy companies have reached an Agreement contemplating industrial activity in:

-	Integrated projects including the liquefaction, exploration and production of gas in the Upstream phase.

-	Midstream Projects including trading, and LNG transport, regasification and wholesale (more than 0.5 Bcm per year).

This Agreement implies, in the case of integrated projects, the reciprocal offer of a partnership (60% Repsol YPF, 40% Gas Natural) in the integrated projects undertaken by either of the two parties which, if accepted, will be developed under the relevant agreements, in each case with Repsol YPF as operator of exploration and production activities.

With reference to the development of the intermediate phase of the gas chain (Midstream projects), Repsol YPF and Gas Natural plan to constitute a 50-50 joint venture company as the main vehicle for conducting their joint activities in all the markets in which the Parties operate, with exceptions in Spain, Portugal, France and Italy.

OFFICIAL NOTICE

This joint venture, mainly drawing support from the structure of the Parties, will be responsible for the joint management and optimisation of both companies’ current contracts and assets and of any such that may be incorporated in the future, in the areas of trading, transport, regasification and wholesale.

This collaboration agreement is initially established for a period of 10 years, the usual minimum period in this sector for the maturity of projects of this nature. However, should there arise insuperable discrepancies in the future, the Agreement contains the necessary precautions to allow the Parties to revert to their former situation under transparent and speedy terms, to avoid jeopardising the independent continuity of each company’s activities.

This Agreement sets special store on securing the objective of guaranteeing the supply requirements of the Spanish market and fully respecting the supply commitments to third parties previously undertaken by the Parties.

All the Agreement and its posterior development and execution rests on the balance between the reciprocal interests of both Parties and the maximum equivalence of the contribution of each and, logically, the presumption of trust and good faith between two companies linked by a relationship of shareholding control.

Prior to the signature of this Agreement, the Parties have duly informed the Anti-trust Authorities of these decisions. It is expected that the new company will be constituted within the next two months.

Madrid, 29 April 2005

55- Nombramiento Antonio Brufau

2

Item 2

(Unofficial translation of the original in Spanish)

ANNEX I

ANNUAL REPORT ON CORPORATE GOVERNANCE

LISTED JOINT STOCK COMPANIES

DATA IDENTIFYING ISSUER	YEAR	2004

TAX ID CODE A-78374725

Company name:

Repsol YPF, S.A.

Registered offices:

Paseo de la Castellana, 278-280

28046 MADRID

SPAIN

MODEL FOR THE ANNUAL REPORT ON CORPORATE GOVERNANCE OF LISTED

JOINT STOCK COMPANIES

For a better understanding of the model and subsequent completion of same, it is necessary to read the instructions found at the end of this report.

A.	OWNERSHIP STRUCTURE

A.1.	Fill in the following tables on the company’s share capital:

Latest date of any change	Share Capital (€)	Number of shares
15-12-2000	1,220,863,463	1,220,863,463

If there are different classes of shares, indicate this in the following table:

Class	Number of shares	Nominal unit value
—	—	—

A.2.	List of direct and indirect holders of significant shareholdings in your organization at the end of the fiscal year, excluding Directors.

Name or Company name of shareholder	Number of shares held directly	Number of shares held indirectly (*)	% Total/equity
CAJA DE AHORROS Y PENSIONES DE BARCELONA	0	172,421,922	14.123%
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	63,118,641	0	5.170%
PETRÓLEOS MEXICANOS		58,679,800	4.806%
CHASE NOMINEES LTD.	114,223,985	0	9.356%

(*)	Through:

Name or Company name of Direct Shareholder	Number of shares held directly	%Total/equity
REPINVES, S.A.	61,315,415	5.022
CAIXA HOLDING, S.A.	111,106,507	9.101
PEMEX INTERNACIONAL ESPAÑA, S.A.	1	0.000
REPCON LUX S.A.	58,679,799	4.806
TOTAL	231,101,722

Indicate the most significant movements in the shareholding structure during the fiscal year:

Name or Company name of Shareholder	Date of Transaction	Description of Transaction

A.3. Fill in the following tables on members of the Board of Directors of the Company who hold company shares:

Name or Company name of Director	Date of first appointment	Date of last appointment	Number of shares held directly	Number of shares held indirectly (*)	%Total/ equity
ANTONIO BRUFAU NIUBÓ	23-07-1996	04-04-2003	7,035	0	0.001
RICARDO FORNESA RIBÓ	28-10-2003	31-03-2004	100	0	0.000
MANUEL GONZÁLEZ CID	04-04-2003	31-03-2004	10	0	0.000
ANTONIO HERNÁNDEZ-GIL ÁLVAREZ-CIENFUEGOS	06-06-1997	28-03-2001	0	0	0.000
RAMÓN BLANCO BALÍN	04-04-2003	04-04-2003	20,739	2,116	0.002
ENRIQUE DE ALDAMA Y MIÑÓN	23-07-1996	21-04-2002	22,431	10,108	0.003
GONZALO ANES ÁLVAREZ-CASTRILLÓN	06-06-1997	31-03-2004	2,000	0	0.000
IGNACIO BAYÓN MARINÉ	06-06-1997	04-04-2003	7,050	0	0.001
JORGE MERCADER MIRÓ	27-10-2004	27-10-2004	50	0	0.000
JUAN MOLINS AMAT	25-06-1994	21-04-2002	8,044	0	0.001
CARMELO DE LAS MORENAS LÓPEZ	23-07-2003	31-03-2004	7,376	0	0.001
MARCELINO OREJA AGUIRRE	28-06-2000	21-04-2002	5,436	0	0.000
PEMEX INTERNACIONAL ESPAÑA S.A.	26-01-2004	31-03-2004	1	0	0.000
GREGORIO VILLALABEITIA GALARRAGA	30-01-2002	04-04-2003	10	0	0.000

(*)	Through:

Name or Company name of direct holder	Number of shares held directly
INVERSIONES IC49, SICAV, S.A.	10,108
R. BLANCO ASESORES FISCALES, S.L.	2,116

TOTAL	12,224

% of total shareholders’ equity held by the Board of Directors	0.009

Fill in the following tables on members of the Board of Directors of the Company directors who hold company share options:

Name or Company name of Director	No. of share options held directly	No. of share options held indirectly	Equivalent number of shares	%Total/equity

A.4.	Where applicable, indicate any family, commercial, contractual, or corporate relations between owners of significant shareholdings, as far as the company knows, unless of little relevance or ensuing from ordinary trading or exchange:

Name or Company name of related parties	Type of relationship	Brief description

A.5.	Where applicable, indicate any commercial, contractual, or corporate relations between owners of significant shareholdings and the company unless of little relevance or ensuing from ordinary trading or exchange:

Name or Company name of related parties	Type of relationship	Brief description

A.6.	Indicate any agreement among shareholders that have been reported to the company:

Parties to the agreement	% of affected share capital	Brief description of agreement

Indicate any concerted actions among company shareholders known to the company:

Parties involved in the concerted actions	% of affected share capital	Brief description of concerted action

Expressly indicate any change in or resolution of these concerted actions or agreements.

A.7.	Indicate whether any individual or legal entity exercises or may exercise control over the company pursuant to Article 4 of the Securities Market Act:

Name or Company name

Remarks

A.8.	Fill in the following tables on the company’s treasury stock:

At year end:

Number of shares held directly	Number of shares held indirectly (*)	% Total/ equity

(*)	Through:

Name or Company name of direct holder	Number of shares held directly

Total:

Detail of significant variations that have occurred during the year according to Royal Decree 377/1991:

Date	Number of shares held directly	Number of shares held indirectly	% Total/equity

Earnings from treasury stock operations over the year (thousand euros)	0

A.9.	Detail of the terms and conditions of any authorisation conferred by the Shareholders Meeting to the Board of Directors to purchase and/or transfer the treasury stock described in section A.8 above.

Under its agenda item four, the Ordinary General Shareholders Meeting of Repsol YPF, S.A., held at the second call on 31 March 2004, adopted the following resolution:

“Authorize the Board of Directors for the derivative acquisition of shares of REPSOL YPF, S.A. though the purchase, exchange, or any other onerous method, directly or through controlled companies, up to a maximum number of shares representing five percent of share capital and at a price or consideration value that may not be less than the share nominal value or exceed its price in the stock exchange.

This authorization is subject to the compliance with all other applicable legal requisites and will be valid for an eighteen-month period as of the date of this General Shareholders Meeting, leaving without effect the authorization granted in the previous General Shareholders Meeting.”

The Company has not exercised this authorization and, consequently, does not hold any treasury stock in its portfolio, either directly or through any of its affiliates at the end of 2004 or at the date of this report.

A.10.	Indicate, if applicable, any restrictions under law or the bylaws on exercising voting rights and any legal restrictions on the acquisition and/or transfer of company stock:

Voting rights, as well as the transfer of interests in the Company’s share capital, may be restricted under certain circumstances by the “golden share” system regulated by Law 5/1995 of 23 March and the regulations implementing it, which affects, among other companies previously owned by the State and subsequently privatised, Repsol YPF, S.A., as well as by the “energy golden share” regulated by Additional Provision 27 of Law 55/1999, of 29 December.

In accordance with the “golden share” regime, the acquisition under any title, direct or indirect, including through fiduciary or interposed third parties of Repsol YPF, S.A. shares or any other securities that might directly or indirectly give entitlement to the subscription or purchase of such stock when the result is at 10% holding of share capital, shall be reported, once the event occurs, to the competent body by reason of subject matter. To that end, an indirect interest in the Company subject to the reporting system shall be construed as such as is made through any company more than 10% of whose capital is held.

The competent body shall have a one-month period to challenge the reported transaction and it must base its challenge on the existence of significant risks or negative effects, direct or indirect, on the company’s activities, in order to ensure proper management and provision of its services. In the case of Repsol YPF, the mandatory report to the National Energy Commission, as the body that regulates the operation of the energy market, shall be required.

During the aforementioned one-month period, the effectiveness of the reported agreement and political rights (including, among others, attendance and voting) derived from taking an interest in excess of 10% of the Company’s share capital, shall be suspended.

The precepts regulating public offerings to purchase stock shall be applicable with respect to matters such as the classification as acquisitions of transactions undertaken by groups or companies or individuals or legal entities acting in concert, the calculation of interests when a right to vote is held for reason other than ownership title and possession or acquisition of securities or instruments that give the entitlement of subscribing or purchasing interests in share capital.

This system remains in effect for Repsol YPF until 6 February 2006.

The regulations governing the “energy golden share” establish that acquiring a shareholding of at least 3% of share capital in energy companies such as Repsol YPF by public entities of by entities of any nature which are majority owed or controlled by public entities, shall be reported to the Government, with the Council of Ministers having two months to recognise or not the political rights corresponding to these shares, or to subject the exercise thereof to specific conditions, considering, among others, the principles of objectivity, transparency, equilibrium, and the proper functioning of energy markets and systems. Until the matter is expressly resolved, or upon silence from the Council of Ministers, the aforementioned entities shall not exercise the voting rights corresponding to the reported shareholdings.

Moreover, Royal Decree-Law 6/2000, establishes certain limitations to voting rights in more than one major operator in, among others, fuel production and distribution, LNG production and supply, and natural gas production and supply markets, with a major operator defined as entities having the five largest market shares in the respective markets. These limitations affect:

-	Individuals or legal entities directly or indirectly owning more than 3% of share capital or voting rights in two or more major operators in the same market cannot exercise voting rights corresponding to the excess of this percentage in more than one of these companies.

-	A major operator cannot exercise voting rights exceeding 3% of share capital in another major operator in the same market.

These prohibitions shall not be applicable if it involves parent companies that are major operators with respect to affiliates that also enjoy this status, provided that this structure is pursuant to legal regulations or the result of a simple redistribution of securities or assets among companies belonging to the same group.

The National Energy Commission, as the energy market regulator, may authorize the exercise of voting rights corresponding to the excess shareholding, if this does not encourage the exchange of strategic information or imply coordination risks in their strategic actions.

Lastly, Article 27 of the Repsol YPF Bylaws stipulates that the maximum number of votes that a single shareholder or companies belonging to the same Group may cast in the General Shareholders Meeting, will be limited to 10% of share capital with voting rights.

A.	STRUCTURE OF THE COMPANY’S MANAGEMENT

B.1.	Board of Directors

B.1.1.	Maximum and minimum numbers of Directors stipulated in the by-laws:

Maximum number of Directors	16
Minimum number of Directors	9

B.1.2.	Fill in the following table with the board members:

Name or Company name of the Director	Representative	Seat on the Board	Date of first appointment	Date of latest appointment	Election Procedure
ANTONIO BRUFAU NIUBÓ		Chairman	23-07-1996	04-04-2003	Co-optation ratified by the Annual General Meeting

RICARDO FORNESA RIBÓ		Vice Chairman	28-10-2003	31-03-2004	Co-optation ratified by the Annual General Meeting

MANUEL GONZÁLEZ CID		Vice Chairman	04-04-2003	31-03-2004	Co-optation ratified by the Annual General Meeting

ANTONIO HERNÁNDEZ-GIL ÁLVAREZ CIENFUEGOS		Vice Chairman	06-06-1997	28-03-2001	Co-optation ratified by the General Shareholders Meeting

RAMÓN BLANCO BALÍN		Managing director	04-04-2003	04-04-2003	General Shareholders Meeting

ENRIQUE DE ALDAMA Y MIÑÓN		Member	23-07-1996	21-04-2002	Co-optation ratified by the General Shareholders Meeting

Name or Company name of the Director	Representative	Seat on the Board	Date of first appointment	Date of latest appointment	Election Procedure
GONZALO ANES ÁLVAREZ CASTRILLÓN		Member	06-06-1997	31-03-2004	Co-optation ratified by the General Shareholders Meeting

IGNACIO BAYÓN MARINÉ		Member	06-06-1997	04-04-2003	Co-optation ratified by the General Shareholders Meeting

JORGE MERCADER MIRÓ		Member	27-10-2004	27-10-2004	Co-optation

CARMELO DE LAS MORENAS LÓPEZ		Member	23-07-2003	31-03-2004	Co-optation ratified by the General Shareholders Meeting

JUAN MOLINS AMAT		Member	25-06-1994	21-04-2002	General Shareholders Meeting

MARCELINO OREJA AGUIRRE		Member	28-06-2000	21-04-2002	General Shareholders Meeting

PEMEX INTERNACIONAL ESPAÑA, S.A.	Luis Ramírez- Corzo Hernández	Member	26-01-2004	31-03-2004	Co-optation ratified by the General Shareholders Meeting

GREGORIO VILLALABEITIA GALARRAGA		Member	30-01-2002	04-04-2003	Co-optation ratified by the General Shareholders Meeting

Total Number of Directors	14

State the number of resignations from the Board of Directors produced in the period:

Name or Company name of the Director	Date of resignation
Alfonso Cortina de Alcocer	27-10-2004

B.1.3.	Complete the following tables on the board members and their status:

EXECUTIVE DIRECTORS

Name or Company name of the Director	Committee that proposed their appointment	Position in the corporate structure
Antonio Brufau Niubó	NOMINATION AND COMPENSATION COMMITTEE	Chairman

Ramón Blanco Balín	NOMINATION AND COMPENSATION COMMITTEE	Managing Director

INSTITUTIONAL OUTSIDE DIRECTORS

Name or Company name of the Director	Committee that proposed appointment	Name or Company name of the principal stockholder represented or that proposed their appointment
Ricardo Fornesa Ribó	NOMINATION AND COMPENSATION COMMITTEE	CAJA DE AHORROS Y PENSIONES DE BARCELONA

Manuel González Cid	NOMINATION AND COMPENSATION COMMITTEE	BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Jorge Mercader Miró	NOMINATION AND COMPENSATION COMMITTEE	CAJA DE AHORROS Y PENSIONES DE BARCELONA

Pemex Internacional España, S.A.	NOMINATION AND COMPENSATION COMMITTEE	PEMEX

Gregorio Villalabeitia Galarraga	NOMINATION AND COMPENSATION COMMITTEE	BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

INDEPENDENT OUTSIDE DIRECTORS

Name or Company name of the Director	Committee that proposed appointment	Profile
Antonio Hernández-Gil Álvarez Cienfuegos	NOMINATION AND COMPENSATION COMMITTEE	BURGOS, 1953. GRADUATE IN LAW BY THE UNIVERSIDAD COMPLUTENSE. SINCE 1983 UNIVERSITY PROFESSOR IN CIVIL LAW AT THE UNIVERSITY OF SANTIAGO DE COMPOSTELA AND CURRENTLY AT THE UNED DISTANCE UNIVERSITY. PRACTISING ATTORNEY SINCE 1974, SPECIALIZING IN CIVIL AND COMMERCIAL LAW, HAS BEEN A MEMBER OF THE BOARD OF GOVERNORS OF THE BAR ASSOCIATION OF MADRID SINCE 1981.

Enrique De Aldama Y Miñón	NOMINATION AND COMPENSATION COMMITTEE	MADRID, 1933. DOCTOR IN CIVIL ENGINEERING. CHAIRMAN OF SEOPAN, BUILD2EDIFICA, S. A., THE SOCIETY OF INFORMATION BUSINESS COUNCIL, AND VICE PRESIDENT OF THE CEOE. HE HOLDS THE GREAT CROSSES OF CIVIL AND MILITARY MERIT AND IS AN HONORARY COLLEGIATE OF THE COLLEGE OF CIVIL ENGINEERS.

Name or Company name of the Director	Committee that proposed appointment	Profile
Gonzalo Anes Álvarez Castrillón	NOMINATION AND COMPENSATION COMMITTEE	TRELLES (ASTURIAS), 1931. DOCTOR IN ECONOMICS BY THE MADRID UNIVERSITY AND PROFESSOR OF ECONOMIC HISTORY AT THE UNIVERSITIES OF SANTIAGO DE COMPOSTELA AND MADRID CURRENTLY PROFESSOR OF HISTORY AND ECONOMIC INSTITUTIONS AT MADRID COMPLUTENSE UNIVERSITY. DIRECTOR OF THE ROYAL ACADEMY OF HISTORY. WINNER OF THE NATIONAL HISTORY PRIZE IN 1995.

Ignacio Bayón Mariné	NOMINATION AND COMPENSATION COMMITTEE	MADRID. 1944. DOCTOR AT LAW BY THE UNIVERSIDAD COMPLUTENSE DE MADRID, AND (NON-PRACTISING) MEMBER OF THE STATE COUNCIL AND THE GENERAL COURTS. MINISTER OF INDUSTRY AND ENERGY FROM MAY 1980 TO DECEMBER 1982. DURING HIS TERM AS MINISTER, HE CREATED THE INSTITUTO NACIONAL DE HIDROCARBUROS (NATIONAL INSTITUTE OF HYDROCARBONS). HE IS CURRENTLY PRESIDENT OF REALIA AND CITROËN ESPAÑA.

Name or Company name of the Director	Committee that proposed appointment	Profile
Juan Molins Amat	NOMINATION AND COMPENSATION COMMITTEE	BARCELONA. 1942. CIVIL ENGINEER AND PADE-IESE (TOP MANAGEMENT DIPLOMA AT THE NAVARRA UNIVERSITY). AMONGST OTHER RESPONSIBILITIES, HE IS CURRENTLY VICE PRESIDENT AND MANAGING DIRECTOR OF CEMENTOS MOLINS. S.A. (SPAIN), PRESIDENT OF CORPORACIÓN MOCTEZUMA (MEXICO), AND FIRST VICE PRESIDENT OF CEMENTOS AVELLANEDA, S.A. (ARGENTINA).

Marcelino Oreja Aguirre	NOMINATION AND COMPENSATION COMMITTEE	MADRID, 1935. DOCTOR IN LAW BY THE MADRID UNIVERSITY, AND DOCTOR HONORIS CAUSA BY THE UNIVERSITIES OF ZARAGOZA AND SEVILLE. FORMER MINISTER OF FOREIGN AFFAIRS, SECRETARY GENERAL OF THE EUROPEAN COUNCIL AND COMMISSIONER FOR ENERGY, TRANSPORT AND AUDIOVISUAL. HE IS CURRENTLY PRESIDENT OF THE FCC GROUP AND VICE PRESIDENT OF THE ROYAL ACADEMY OF MORAL AND POLITICAL SCIENCES. HE POSSESSES THE STATUS OF SPANISH AMBASSADOR.

OTHER EXTERNAL BOARD MEMBERS

Name or Company name of the Director	Committee that proposed appointment
Carmelo De Las Morenas López	NOMINATION AND COMPENSATION COMMITTEE

State the reasons why they may not be considered domanial or independent members:

Carmelo de las Morenas López may not be considered an Institutional Outside Director, as stipulated in article 3 of the Board of Directors Regulations, as he was not proposed for the position by any of the Company’s core shareholders.

Neither does he fulfil the conditions stipulated in articles 3 and 12 of the Board of Directors Regulations, to be considered an Independent Outside Director, because he held the position of Chief financial Officer (C.F.O) of Repsol YPF, S.A. up to July 2003. Said articles are transcribed in paragraph B.1.4.

State the variations, if any, that have taken place during the period in the nature of any board member:

Name or Company name of the Director	Date of change	Former status	Current status
Antonio Brufau Niubó	27-10-2004	Institutional Outside Director	Executive Director

B.1.4.	Indicate whether the classification of directors made in the previous point corresponds to the distribution established by the Board Regulations.

The classification according to point B.1.3 above corresponds to the distribution stipulated in the Regulations of the Board of Director of Repsol YPF, S.A.

Board Regulations criteria for the classification of Directors are as established in Articles 3 and 12 transcribed below:

Art. 3. The Board of Directors’ Composition and Organizational Structure

1.	Within the maximum and minimum limits prescribed in Art. 30 of the current corporate Bylaws, and without prejudice to the shareholders’ power to put forward proposals, the Board of Directors shall propose to the Shareholders Meeting the number of Directors it considers appropriate in terms of the Company’s interests at any given time. The Shareholders Meeting shall be responsible for determining the number of Directors.

2.	The existence of at least three categories of Directors shall be respected in both the proposals put before the Shareholders Meeting by the Board of Directors and the resolutions adopted by the Shareholders Meeting in cases of co-optation:

a)	Executive Directors, having executive powers and functions in the Company’s Top Management. They shall not exceed 3 in number.

b)	Dominical Outside Directors, appointed by the holders of stable major holdings in the Company’s capital which represent a strategic value for the Company.

c)	Independent Outside Directors, not falling into the previous two categories, who meet the requirements prescribed in Art. 12 of these Regulations.

Art. 12. Designation of Independent Outside Directors

The following persons may not be nominated or designated as independent outside Directors:

-	Persons who have or have had in the last two years any significant employment or commercial, or contractual relationship, whether direct or indirect, with the Company, its officers, the Executive Directors, the dominical Directors, or Group companies whose equity interests they represent, lending institutions which provide significant volumes of financing to the Company, or organizations that receive significant subsidies from the Company.

-	Persons who are Directors of another publicly traded company which has dominical Directors on the Company’s Board.

-	Persons who are close relatives by blood or marriage of any of the Executive or dominical Directors or of any members of the Company’s Top Management.

If any such prior relationship exists, it may be evaluated and dispensed with by the Board, following examination of the Nomination and Compensation Committee’s report; said decision shall be reflected in the Annual Report.

B.1.5.	Indicate any powers, if any, delegated to the Managing Director(s):

Name or Company name of the Director	Brief description
Ramón Blanco Balín	All Board of Director’s powers that may be delegated legally and pursuant to the Company’s Bylaws.

B.1.6.	Identify any board member, if any, in senior management or Directors positions in other companies within the Group of the listed company:

Name or Company name of the Director	Company name of the company within the Group	Post
Antonio Brufau Niubó	YPF, S.A.	Chairman

Antonio Brufau Niubó	Repsol Portugal, Petróleo Derivados, Lda.	Chairman

Ramón Blanco Balín	YPF, S.A.	Vice-Chairman

Antonio Hernández-Gil Álvarez Cienfuegos	YPF, S.A.	Director Titular

B.1.7.	List, if applicable, any Directors of the Company who are also members of the board of directors of other companies listed on official securities markets in Spain, other than your own Group, that have been reported to the Company:

Name or Company name of Director	Listed Company	Post
Antonio Brufau Niubó	Gas Natural, SDG, S.A.	Vice Chairman

Enrique de Aldama y Miñón	Tecnocom, Telecomunicaciones y Energía, S.A.	Director

Jorge Mercader Miró	Abertis Infraestructuras, S.A.	Director

Juan Molins Amat	Cementos Molins S.A.	Director

Marcelino Oreja Aguirre	Acerinox, S.A.	Director

Gregorio Villalabeitia Galarraga	Gas Natural SDG, S.A., Telefónica S.A., e Iberia Líneas Aéreas de España, S.A.	Director

Jorge Mercader Miró	Miquel y Costas & Miquel, S.A.	Chairman

Jorge Mercader Miró	Sociedad General de Aguas de Barcelona, S.A.	2nd Vice Chairman

Jorge Mercader Miró	Inmobiliaria Colonial, S.A.	Director

Marcelino Oreja Aguirre	Grupo de Fomento de Construcciones y Contratas, S.A.	Chairman

B.1.8.	Fill in the following tables regarding the accrued aggregate remuneration of directors during the year:

a) In the company subject of this report:

Remuneration item	Thousand Euros
Fixed pay	6,735
Variable pay	2,875
Per diems	0
Statutory payments	0
Share options and/or other financial instruments	0
Other	6

TOTAL:	9,616

Other benefits	Thousand euros
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	174
Pension Plans and Funds: Obligations contracted	0
Life insurance premiums	27
Guarantees constituted by the company in favour of directors	0

b) From belonging to other boards of directors and/or senior management of companies within the Group:

Remuneration item	Thousand euros
Fixed pay	923
Variable pay	0
Per diems	0
Statutory payments	0
Share options and/or other financial instruments	0
Other	0

TOTAL:	923

Other benefits	Thousand euros
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	0
Pension Plans and Funds: Obligations contracted	0
Life insurance premiums	0
Guarantees constituted by the company in favour of directors	0

c) Total remuneration by type of Director:

Type of Director	By company	By group
Executives	6,796,601	471,479
Institutional Outside Directors	1,288,746	417,495
Independent Outside directors	1,546,496	34,512
Other Outside directors	184,107	0

Total	9,815,950	923,486

d) Regarding profit attributed to the controlling company:

Total directors’ remuneration (thousand euros)	10,739,436
Total directors’ remuneration / profit attributable to the controlling company (in %)	0.550

B.1.9.	Identify members of senior management who are not executive directors and indicate total remuneration accruing to them during the year:

Name or Company name	Post
Miguel Ángel Remón Gil	Vice President of Exploration and Production

José Manuel Revuelta Lapique	Corporate Director for Institutional Affairs and Assistant to the Chairman

Alfonso Ballestero Aguilar	General Manager RYTTSA

Luis Mañas Antón	Chief Financial Officer

Jorge Segrelles García	General Manager R&M Europe

Jaume Giró Ribas	Corporate Director of Communications and Head of the Chairman’s Office .

Fernando Cid García	Corporate Director of Real Estate Activities and General Services

Jesús Fdez. de la Vega Sanz	Corporate Director of Human Resources

Antonio Gomis Sáez	Deputy Director Chemicals

Rafael Piqueras Bautista	Corporate Director Legal Affairs

Nemesio Fdez.-Cuesta Luca de Tena	Corporate Director Shared Services

Pedro Fernández Frial	Corporate Director Planning and Control

Manuel Guerrero Pemán	General Manager LPG

Juan Pedro Maza Sabalete	General Manager Chemicals

Pascual Olmos Navarro	General Manager Lubricants and Specialties

Total remuneration of senior management (thousand euros)	16.008

B.1.10.	Identify in aggregate terms of any guarantee or “golden parachute” clauses benefiting senior management (including executive directors) of the company and/or its group, which cover possible dismissal or changes of control. Indicate whether these contracts must be reported to and/or approved by the governing bodies of the company and/or its group:

Number of beneficiaries	16

	Board of Directors	General Shareholders Meeting
Governing body authorising these clauses	X

	Yes	No
Is the General Shareholders Meeting informed of the clauses?		X

B.1.11.	Indicate the process for establishing board members’ remuneration and the relevant bylaws clauses in this respect.

Article 30 of the Repsol YPF, S.A. bylaws stipulate:

Article 30. Composition

In each financial year, the company will allocate, in order to remunerate the members of the Board, an amount equal to the 1,5 per cent of the net profits, which amount may only be deducted after the legal reserve and any other compulsory ones are covered and a dividend of, at least, 4 per cent, is declared in favor of the shareholders. That amount shall be allocated in accordance with a resolution taken by the Board, taking into consideration the office performed by each Director, their effective dedication and their attendance to the meeting of the company’s corporate bodies. The Board may not allocate the full amount of the participation in the profits in those years in which the Board may deem it convenient, in which case no rights would be accrued by the Directors with regard to the sum not allocated.

Board members may be further remunerated with shares of the Company’s stock, option on shares or other securities which give the holder the right to obtain shares, or through compensation schemes based on the quoted price of the stock. The use of such compensation schemes must be approved by the General Meeting, which will determine the value of the shares taken as a reference, the number of shares to be distributed to each Director, the exercise price of any option rights, the time period for the compensation scheme, and such conditions as it may deem appropriate.

The Board of Directors may use incentive plans consisting in the granting of shares of the Company’s stock, options to purchase such shares, other securities that give the holder the right to obtain shares or based on the quoted price of such shares in order to compensate Company personnel or the part of the personnel considered convenient, provided such compensation complies with the Joint-Stock Companies Act, the Securities Market Act and any other laws applicable in these circumstances, in particular, the previous approval by the General Meeting when required.

Additionally, regarding directors’ remuneration, Articles 22 and 31 of the Regulations of the Board of Directors of Repsol YPF, S.A. stipulate the following:

Art. 22. Directors’ Compensation

1. The position of Director of Repsol YPF, S.A. shall be compensated as provided for in the Corporate Bylaws, following examination of the Nomination and Compensation Committee’s report as prescribed in Article 31 of these Regulations.

The Nomination and Compensation Committee shall propose the criteria it considers appropriate to achieve the purposes of this article to the Board of Directors, and it is the Board’s responsibility to approve said proposal and determine the final distribution of the overall sum, within the limits stipulated in the Bylaws to that end.

Within each term of office the Board may order payments, at the intervals it sees fit, to be credited to the amounts owed to each Director for the work done in said period.

2. Directors’ compensation shall be transparent. The Annual Report shall provide an individual breakdown of the compensation received by each Director for the performance of his functions as such during the period, showing the different categories of compensation. The compensation owed the Executive Directors for the performance of their managerial functions in the Company shall be shown as a component of the information on compensation and costs for the Company’s Top Management included in aggregate form in the Annual Report.

3. The dominical and independent outside Directors shall in all cases be excluded from the Companyfunded benefit systems providing assistance in the event of termination of employment, death, or any other circumstances, as well as from long-term incentive programs such as stock purchase options.

Article 31. The Nominations and Compensation Committee

The Nomination and Compensation Committee has the functions of proposing or reporting to the Board of Directors on appointments and compensation, and in particular, those of proposing the compensation for the Chairman; reporting on the appointments of Top Company Managers and the general compensation and incentive policy for said Top Managers; reporting on Directors’ compensation for the intents and purposes of these Regulations; and in general, proposing and reporting on any other issues relating to the foregoing which may be requested by the Chairman or the Board of Directors. The Committee must have access to information on the adoption of guarantee or “protection” clauses applicable in the event of dismissals or changes of control that protect the members of the Company’s Top Management; they must be approved by the Board when their terms are more generous than those prevailing in the market.

To propose the system of compensation for Board members, the Committee shall focus on the responsibility, dedication, and incompatibilities demanded of the Directors, and shall determine the extent and amount of the Chairman’s compensation, rights, and economic compensation.

Without prejudice to the remaining provisions of the Board of Directors’ Regulations which concern it, this Committee shall have specific Regulations approved by the Board of Directors which shall govern its functions and prescribe the procedures on the basis of which it shall carry out its duties. The Committee shall designate a Chairman from among its members and the Secretary of the Board of Directors shall serve as its Secretary.

The provisions of the Board of Directors’ Regulations relating to it shall be applicable to the Committee inasmuch as its nature and functions so permit.

Lastly, Section 6.2 of the Regulations of the Nomination and Compensation Committee stipulates that this Committee is responsible for proposing the remuneration system for Directors, assessing the responsibility, dedication, and incompabilities requested to the Directors and proposing a remuneration scheme for the Chairman, determining the extent and amount of their remuneration, rights and financial compensation.

B.1.12.	Indicate, if applicable, the identity of any board member that also sit on boards of directors or hold senior managment posts in companies holding significant stock in the listed company and/or its group companies:

Name or Company name	Name or Company name of significant shareholder	Post
Ricardo Fornesa Ribó	Caja de Ahorros y Pensiones de Barcelona	Chairman

Manuel González Cid	Banco Bilbao Vizcaya Argentaria, S.A.	Financial Director

Jorge Mercader Miró	Caja de Ahorros y Pensiones de Barcelona	2nd Vice Chairman

Gregorio Villalabeitia Galarraga	Banco Bilbao Vizcaya Argentaria, S.A.	Pre-retirement status

Detail any relevant relations other than those contemplated in the previous point that may link any board members with significant shareholders and/or their group companies:

Name or Company name of Director	Name or Company name of significant shareholder	Description of relationship

B.1.13.	Indicate, if applicable, any amendments to the Regulations of the Board of Directors made during the year:

The current Regulations of the Board of Directors of Repsol YPF, S.A. have not been amended since their approval on 26 March 2003.

B.1.14.	Indicate any procedures for appointment, re-election, assessment, and removal of directors. List the competent bodies, the steps to be followed, and the criteria applied in each of the procedures.

Appointment:

Directors are appointed by the General Shareholders Meeting without detriment to the faculty of the Board to co-opt members from among shareholders in the event of a vacancy until the next General Shareholders Meeting is held.

No persons incurring in the prohibitions contemplated in section 124 of the Joint-Stock Companies Act, nor those deemed incompatible according to prevailing legislation, especially those so declared in the Incompatibilities of Senior Executives of the State Act number 12, of May 11 1995, and in Act number 14 of April 21, 1995, of Incompatibilities of Senior Executives of the Administration of the Autonomous Community of Madrid, may be elected as members of the Board nor may they hold any posts in the Company.

The persons so appointed, in addition to fulfilling the requirements of the Law and of the Bylaws for holding said position, shall be of recognised prestige and have appropriate professional knowledge and experience for the performance of their functions.

The following persons may not be nominated or designated as Independent Outside Directors:

-	Persons who have or have had in the last two years any significant employment or commercial, or contractual relationship, whether direct or indirect, with the Company, its officers, the Executive Directors, the dominical Directors, or Group companies whose equity interests they represent, lending institutions which provide significant volumes of financing to the Company, or organizations that receive significant subsidies from the Company.

-	Persons who are Directors of another publicly traded company which has dominical Directors on the Company’s Board.

-	Persons who are close relatives by blood or marriage of any of the Executive or dominical Directors or of any members of the Company’s Top Management.

If any such prior relationship exists, it may be evaluated and dispensed with by the Board, following examination of the Nomination and Compensation Committee’s report; said decision shall be reflected in the Annual Report.

No age limit is established for holding the position of director nor there is a limited term of office for Independent Outside Directors.

No special requisite is established for access to the positions of Chairman or Vice Chairman.

The qualification of candidates proposed for appointment as members of the Company’s Board of Directors shall be reviewed by the Nomination and Compensation Committee, composed exclusively of Outside Directors, in view of the candidate’s personal and professional characteristics. The Committee shall issue a specific report to the Board of Directors in this regard.

The Director affected by proposals for appointment, re-election, or termination shall refrain from intervening in the deliberation and vote related to such matters.

Re-election:

The term of office of Directors shall be the time defined by the Company’s General Shareholders Meeting in accordance with the company Bylaws. If they have been appointed by co-optation, their term of office shall be the remaining term of office of the Director whose vacancy they have covered in this manner unless the General Shareholders Meeting fixes a greater length of time when ratifying the appointment made by the Board.

Directors shall serve a maximum four-year term and may be re-elected one or more times for the same maximum term.

Directors who have been appointed by co-optation shall exercise their terms until the date of the first General Shareholders Meeting.

The Nomination and Compensation Committee responsible for assessing the quality and dedication required of Directors proposed during the preceding term of office, shall obligatorily report on the proposal for re-election of Directors that the Board of Directors decides to submit to the General Shareholders Meeting for its consideration.

Resignation:

Directors shall tender their resignation when the term for which they were appointed expires, except if they are re-elected.

Directors must tender their resignation to the Board of Directors in the event of any of the circumstances detailed in the following point.

B.1.15.	Indicate under what circumstances directors are obliged to resign:

Directors must tender their resignation to the Board of Directors and, if the Board deems it appropriate, formalise the corresponding severance in the following events:

-	When Executive Directors no longer hold the executive positions outside the Board of Directors giving rise to their appointment as Directors.

-	When they are barred by any of the legally prescribed situations of incompatibility or prohibition.

-	When they are the objects of grave censure by the Audit and Control Committee for having violated their obligations as Directors.

B.1.16.	Explain whether the duties of chief executive officer fall to the chairman of the Board. Indicate any measures taken to limit the risks of one single person accumulating power:

YES  ☒    NO  ☐

Risk-limitation measures

In accordance with Article 23 of the Regulations of the Board of Directors of Repsol YPF, S.A., the Chairman of this collegiate body shall also hold the position of the Company’s Chief Executive Officer.

This Article also establishes that the Chairman of the Board of Directors shall always act in keeping with the decisions and criteria fixed by the General Shareholders Meeting and the Board of Directors.

Additionally, pursuant to Article 5 of the Regulations of the Board of Directors, the exercise of the following faculties are reserved for this body:

1. Submission of the Annual Accounts and Annual Report of Repsol YPF, S.A. and consolidated companies, as well as any other proposals which must legally originate with the Company’s administrators, to the Ordinary Shareholders Meeting.

2. Approval of the Group’s Strategic Plan and its annual Budgets.

3. Incorporation of new companies or equity holdings in existing companies when they imply a permanent investment exceeding six million euros by the Repsol YPF Group or in an activity other than the Company’s principal activity. In all other cases, the first paragraph of Nº 6 of this article shall apply. Exceptionally, investments in the incorporation of new companies or equity holdings in existing ones for which fully detailed provision is made in the Group’s Annual Budgets and Strategic Plan shall be determined by the Chairman.

4. Mergers, absorptions, spin-offs, or concentrations in which any Companies in which REPSOL YPF, S.A. holds a direct stake is interested.

5. Disposition of corporate equity holdings or of other fixed assets whose value exceeds thirty million Euros; the Delegate Committee must approve those in the six million to thirty million Euro range, reporting the dispositions it has authorized to the Board at its first meeting thereafter.

6. Approval of investment projects whose value exceeds thirty million Euros; the Delegate Committee must approve those in the six million to thirty million Euro range, reporting the investments it has approved to the Board at its first meeting thereafter.

Exceptionally, approval of the following investment projects is vested in the Chairman, following deliberation of the Group’s Executive Committee if appropriate:

- Those for exploration or development of oil fields when said functions are carried out in fulfillment of undertakings stemming from contracts, concessions, or licenses.

- Those undertaken in fulfillment of legal provisions obligating the company concerned, regarding environmental protection, security of physical facilities, product specifications, or similar subjects.

- Those for which sufficiently detailed provision has been made in the Group’s Annual Budgets and Strategic Plan.

In the above cases, approval of investments when they exceed the quantitative limits prescribed in the first paragraph of this number shall be reported to the Board or the Delegate Committee before the projects get underway, whenever possible.

7. Issuance in series of promissory notes, obligations, or similar securities by REPSOL YPF, S.A.or its majority-owned or controlled subsidiaries.

8. Granting of bonds or suretyships to secure obligations of entities not controlled by the Group.

9. Assignment of rights over trade names and trademarks, as well as rights over patents, technology, and industrial property of any kind belonging to REPSOL YPF, S.A. or Group Companies, provided they are economically material.

10. Incorporation, investment, and supervision of the management of personnel pension plans and any other undertakings toward the personnel which impose long-term financial obligations on the Company.

11. Conclusion of long-term commercial, industrial, or financial agreements of strategic importance for the REPSOL YPF Group.

The Chairman, or in his absence, the Vice -Chairmen, shall carry out the Board’s resolutions or decisions in conformity with this article, reporting authorization or approval in accordance with the applicable terms or imparting instructions for the actions required by said resolutions or decisions.

Furthermore, the Chairman of the Board of Directors shall be provided with the reports and proposals of the Audit and Control Committee, the Nomination and Compensation Committee, and of the Strategy, Investments, and Competition Committee, respectively, on matters of their competency. To provide greater guarantees, the Audit and Control Committee and the Nomination and Compensation Committee shall be made up exclusively of outside non-executive directors.

B.1.17.	Are reinforced majorities required, other than the legally stipulated ones, for any kind of decision?:

YES  ☐    NO  ☒

Indicate how the Board of Directors adopts resolutions, including at least the minimum quorum, and the kind of majorities required to pass resolutions:

Adopting resolutions

Description of resolution	Quorum	Type of majority
For all types of resolutions	The Board of Directors will be validly convened when one half plus one of Directors comprising the Board are present or represented, except in cases when no notice of the meeting was sent, in which case all members must attend.

Resolutions shall be adopted by absolute majority of votes of members present or represented and, in the event of a tie, the Chairman or whoever acts in his stead shall have the casting vote.

The permanent delegation of authority by the Board of Directors to the Delegate Committee or to Managing Directors will require the favourable vote of two-thirds of the members of the Board.

Votes in writing, and without convening a meeting, shall only be accepted when no director opposes this procedure and meets the requisites stipulated in the Regulations of their Commercial Registry.

B.1.18.	Explain if there any specific requirements, other than those for directors, for being appointed chairman.

YES  ☐    NO  ☒

Description of requirements

B.1.19.	Indicate whether the chairman has the casting vote:

YES  ☒    NO  ☐

Subjects for which there is a casting vote

In accordance with Article 32 of the Bylaws, the resolutions of the Board of Directors will be adopted with the absolute majority of votes of members attending or represented and, in the event of a tie, the Chairman or whoever acts in his stead, shall have the casting vote.

B.1.20.	Indicate whether the bylaws or the board regulations establish any age limit for directors:

YES  ☐    NO  ☒

Age limit for the Chairman

Age limit for the Managing Director

Age limit for Directors

B.1.21.	Indicate whether the bylaws or the board regulations establish any limit on the term of office for independent directors:

YES  ☐    NO  ☒

Maximum number of years in office	0

B.1.22.	Indicate whether there are any formal processes for proxy voting in the board of directors. If so, briefly describe these.

Notwithstanding the duty of board members to attend the meeting of the bodies in which they are members or, if they cannot attend the meetings that have been convened for any justified reasons, to instruct the Director that, in such case, that will represent him or her, each member of the board may appoint a proxy without there being any limitation to the number of proxies that each one may hold for attending Board meetings.

The proxy of absent Directors may be notified by any written method, being valid the telegram, telex, or telefax addressed to the Chairman.

B.1.23.	Indicate the number of meetings held by the Board of Directors in the year. Also, indicate the number of times, if any, that the board has met in the absence of its Chairman:

Number of board meetings	12
Number of board meetings held in the absence of the chairman	0

Indicate the number of board committee meetings held over the year:

Number of Delegate Committee meetings	7

Number of Audit and Control Committee meetings	8

Number of Nomination and Compensation Committee meetings	5

Number of Strategy, Investment and Competition Committee Meetings	4

Number of committee meetings	0

B.1.24.	Indicate whether the individual and consolidated annual accounts presented for Board approval are certified beforehand:

YES  ☒    NO  ☐

If so, identify the person (s) certifying the individual and consolidated accounts presented for the Board to file:

Name	Post
Antonio Brufau Niubó	Chief Executive Officer
Luis Mañas Antón	Chief Financial Officer

B.1.25.	Describe, if any, the mechanisms established by the board of directors to avoid individual and consolidated financial statements filed by the Board from being presented to the General Shareholders Meeting with a qualified auditor’s report.

Established on 27 February 1995, the Audit and Control Committee has the function of supporting the Board of Directors in its oversight duties through the periodic review of the process of preparing economic / financial information, executive controls, supervision of the Internal Audit, and the independence of the External Auditor as well as review of compliance with all legal provisions and internal rules applicable to the Company.

The Committee is entrusted with the following functions, among others:

-	Supervise the sufficiency, adequacy, and effective operation of the internal control systems in such a way as to ensure the accuracy, reliability, sufficiency and clarity of the financial statements of the Company and its Consolidated Group as contained in the annual, semi-annual and quarterly reports, as well as the accounting or financial information required by the National Securities Market Commission or other regulatory agencies, including those of countries in which the Group operates.

-	Analyse the financial statements of the Company and its consolidated Group as contained in the annual, semi-annual and quarterly reports prior to their submission to the Board and with the rigour required to verify the accuracy, reliability, sufficiency and clarity, having access to all the necessary information at the level of aggregation the Committee considers appropriate, to which end it shall receive the necessary support of the Senior Management of the Group, in particular of the Financial Management, as well as of the Company’s External Auditor. The Committee shall particularly ascertain that the Annual Financial Statements to be submitted to the Board of Directors for their formulation are certified by the Chairman of the Board, the Managing Director/s, if any, and the Chief Financial Officer (CFO) as required by the internal and external rules or provisions applicable at any given time.

-	Be aware of those situations that require adjustments and could be detected in the course of the External Audit, if these were relevant, considered as those that could give rise to a substantial and material impact or damage to the Group’s capital, earnings, or its reputation, with External Auditor having discretion over this matter and, in case of doubt, reporting the issue to the Chairman of the Committee.

Consequently, members of the Audit and Control Committee shall have the dedication, capabilities and experience required for the performance of their duties. The Chairman must also have business management experience and knowledge of accounting procedures and, in any event, certain Committee members must have the financial experience that may be required by the bodies governing the sector.

B.1.26.	Describe the measures adopted to ensure that information disclosed to the securities markets is transmitted equitably and symmetrically.

The Corporate Governance Regulations approved by Repsol YPF, S.A. contain several provisions to ensure that information disclosed to securities markets is transmitted equitably and symmetrically. These provisions are found in the following regulations, among others: Board of Directors’ Regulations, The Code of Ethics for Repsol YPF, S.A. Employees, and, lastly, the Internal Code of Conduct for the Repsol YPF Group in respect of the Stock Markets.

Specifically, Article 6.4 of the Repsol YPF, S.A. Board of Directors Regulations stipulates that the information that the Company provides to shareholders and other financial market participants must be complete, accurate, fair, and symmetrical and timely.

In addition, the Regulations of the Board of Directors of Repsol YPF, S.A. stipulate that it shall adopt and carry out all the acts and measures that may be necessary to ensure the Company’s transparency in financial markets, foster the proper pricing of shares of the Company and its subsidiaries, supervise public periodic financial reporting, and perform all functions imposed by the Company’s status as a publicly listed company.

In accordance with Article 6 of these Regulations, the Board of Directors in its relations with shareholders shall apply the parity-of-treatment principle, creating appropriate mechanisms to keep up-to-date on the proposals put forward by shareholders concerning corporate management, organizing meetings to provide information on the performance of the Company and its Group, and open the necessary channels for the regular exchange of information with committees or group of shareholders.

The Audit and Control Committee shall monitor compliance with legal provisions, whether national or international, in matters relating to conduct in stock markets and ensure that the reporting or action requirements imposed by official agencies with authority over these areas shall be fulfilled in a timely and appropriate manner.

Additionally, Section 6.6 (“Information Transparency”) of the Code of Ethics and Conduct of Repsol YPF, S.A. employees, approved by the Board of Directors on 26 November 2003, states that: “Repsol YPF believes that information transparency is an essential principle that should govern its relations with shareholders, and is committed to ensuring that the information presented to shareholders, to the stock exchanges where its stock is listed, and to the bodies governing these markets, is accurate and complete and faithfully reflects its financial situation as well as the results of its operations, and that this information complies with the deadlines and other requisites set out in the regulations and general principles governing stock markets and good governance that the Company has agreed to abide by.

The principle of transparent and accurate information shall also apply to internal communications.

Repsol YPF, S.A. employees agree to provide accurate internal and external information. Under no circumstances will the information that is provided be incorrect or inaccurate or lead to confusion in those receiving such information.”

Lastly, the Repsol YPF Group Internal Code of Conduct in stock markets contains several regulations to ensure that information disclosed to market is transmitted fairly and symmetrically. To this end, Article 5.2, Repsol YPF, S.A. makes it mandatory for the Company to immediately disseminate all relevant information relating to the company, by informing the Securities Exchange Commission, and posting all notifications of relevant events in the Repsol YPF, S.A. website (www.repsolypf.com). Among other measures, it also explicitly mandates that persons falling under the subjective scope of these regulations must refrain from preparing or conducting practices that falsify the free formation of prices.

B.1.27.	Is the secretary of the board also a director?

YES  ☐    NO  ☒

B.1.28.	Indicate the mechanisms, if any, established by the company to safeguard the independence of the auditor, financial analysis, investment banks, and credit rating agencies.

Article 36 bis of the Bylaws contemplate, as one of the Audit and Control Committee’s competencies, to receive information on such matters as may jeopardize the independence of the external auditors.

As stipulated by the Bylaws, the Audit and Control Committee Regulations defines as one of its function, that of safeguarding the independence of the External Audit in two respects:

a)	Preventing any qualification of Auditors’ offers, opinions, or recommendations, and

b)	Establishing and supervising any incompatibility between the provision of auditing services and any other services. The External Auditor shall only be able to perform jobs for the Company other than auditing in cases where this is contemplated by law.

B.1.29.	Indicate whether the audit firm performs other jobs for the company and/or its group other than the audit. If this is the case, state the fees it receives for these jobs and the percentage of total fees billed to the company and/or its group.

YES  ☒    NO  ☐

	Company	Group	Total
Amount for jobs other than the audit (thousand euros)	725	1,233	1,233
Amount for jobs other than the audit – total amount billed by the audit firm (in %)	31.060%	19.520%	19.520%

B.1.30.	Indicate for how many consecutive years the current audit firm has audited the annual accounts of the company and/or its group. Indicate how many years the current firm has been auditing the accounts as a percentage of the total number of years over which the annual accounts have been audited.

	Company	Group
Number of consecutive years	14	14

	Company	Group
No. of years audited by the current audit over /no. of years that the company has been audited (in %)	100.000	100.000

B.1.31.	Indicate the company board members’ shareholdings, reported to the company, in companies engaging in the same or similar activities as those within the company’s or group’s scope of business. Indicate the positions or duties in these companies.

Name of Director	Name of company in which shares are held	Shareholding	Post or duties
Antonio Brufau Niubó	Gas Natural SDG, S.A.	0,004	Chairman of the Board of Directors

Antonio Brufau Niubó	Suez, S.A.	0.000	Director

Gregorio Villalabeitia Galarraga	Gas Natural SDG, S.A.	0.000	Director

Luis Ramírez-Corzo Hernández, PEMEX INTERNACIONAL ESPAÑA, S.A. representative in the Board of Directors	Petróleos Mexicanos	0.000	Managing Director

Antonio Brufau Niubó	Suez, S.A.	0.000	Director

Ramón Blanco Balín	Gas Natural SDG, S.A.	0.002	Director

B.1.32.	Indicate and, if so, describe if there are any procedures in place enabling directors to receive external advice.

YES  ☒    NO  ☐

Details of the procedure

The Board of Directors Regulations expressly recognises the right to advising and information. In accordance with Article 21:

1. The Directors shall have access to all the Company’s services and may obtain, with the broadest possible powers, the information and advising they need on any aspect of the Company provided they request it in connection with the performance of their functions. The right to information extends to the subsidiaries, whether national or foreign, and shall be channelled through the Chairman or the Secretary of the Board of Directors or of the appropriate Board Committee, who shall respond to Directors’ requests and directly furnish them the information, offering them access to appropriate sources or taking all necessary measures to answer questions.

The Company shall place all the Company’s information on the issues included in the Agenda at the Directors’ disposal, from the time each Board meeting is called and in an office set aside for that purpose, so that the Directors may examine it with no limitation whatsoever and with the aid of suitable personnel as they may require.

2. The Directors shall likewise have the power to propose to the Board, by majority vote, the engagement at the Company’s expense of legal counsel, accountants, technical, financial, and commercial experts, and experts of any other kind they consider necessary to the Company’s interests, to provide assistance in the performance of the Directors’ functions in regard to concrete problems of some magnitude and complexity relating to their positions.

3. Said proposals must be submitted to the President of the Company through the Board’s Secretary. The Board of Directors may veto these proposals if it deems that these are not necessary for the performance of the assigned functions, or that the figure is disproportionate to the importance of the problem and to the Company’s assets and income, or that experts within the Company are appropriately qualified for providing the respective technical assistance.

Moreover, the Audit and Control Committee, the Nomination and Compensation Committee, and the Strategy, Investments, and Competition Committee Regulations establish that these committee may receive advisory services from lawyers and other independent professionals to provide assistance in the performance of their functions, in which case, the Secretary of the Board of Directors, at the request of the Committee’s Chairman, will provided whatever may be necessary for hiring such lawyers and professionals, with their services rendered directly to the corresponding Committee.

B.1.33.	Indicate if there are procedures to enable directors to receive the information with sufficient time to prepare for the meetings of the governing bodies:

YES  ☒    NO  ☐

Details of the procedure

The Repsol YPF, S.A. Board of Directors Regulations establishes the means to enable Directors to have access to all the information they deem necessary for preparing the meetings of the governing bodies with sufficient time. Article 21 states:

The Company shall place all the Company’s information on the issues included in the Agenda at the Directors’ disposal, from the time each Board meeting is called and in an office set aside for that purpose, so that the Directors may examine it with no limitation whatsoever and with the aid of the appropriate personnel they may require.

B.1.34.	Indicate whether any insurance policy covers company directors’ liability:

YES  ☒    NO  ☐

B.2.	Board of Directors’ Committees

B.2.1.	List the governing bodies:

Name of body	No. of members	Duties
Board of Directors	14	Govern, manage, and administer the Company’s business and interests in all matters that the Law does not deem especially reserved for the competence of the General Shareholders’ Meeting.

Management Committee	8	All powers inherent in the Board of Directors with the exception of those that pursuant to the law and bylaws cannot be delegated.

Audit and Control Committee	4

Among other faculties stipulated in its own Regulations, the Committee has the following duties expressly contemplated in the Bylaws:

1. Report to the General Shareholders’ Meetings on matters raised there by shareholders on subjects within the Committee’s competence.

2. Propose to the Board of Directors the appointment of External Auditors for consideration at the General Shareholders’ Meeting,

3. Oversee the services of the Company’s internal audit department.

4. Have knowledge of the financial reporting process and the Company’s internal control systems.

5. Maintain the relationship with the external auditors to receive information on such matters as may jeopardize the latter’s independence, and any other matters related to the process of conducting financial audits as well as other legally mandatory communications on the accounts auditing process and technical auditing standards.

6. Any other reporting and proposition duty of a general or special nature that the Board of Directors has entrusted to this Committee.

Nomination and Compensation Committee	3	Submitting proposals or reporting to the Board of Directors on appointments and compensation for Company directors and senior managers.

Strategy, Investments, and Competition Committee	3	Proposing or reporting to the Board of Directors and its Management Committee on strategic decisions of importance to the Group, as well as on investments and divestments exceeding a certain amount, and considering in particular the requirements of the principles and rules of competition law, keeping abreast of any type of actions in this respect.

B.2.2.	List all Board of Directors committees and its members:

EXECUTIVE OR DELEGATE COMMITTEE

Name	Post
Antonio Brufau Niubó	Chairman

Ramón Blanco Balín	Member

Enrique de Aldama y Miñón.	Member

Antonio Hernández-Gil Álvarez Cienfuegos	Member

Juan Molins Amat	Member

Ricardo Fornesa Ribó	Member

Manuel González Cid	Member

PEMEX INTERNACIONAL ESPAÑA, S.A.	Member

AUDIT COMMITTEE

Name	Post
Ignacio Bayón Mariné	Chairman

Marcelino Oreja Aguirre	Member

Jorge Mercader Miró	Member

Carmelo de las Morenas López	Member

NOMINATION AND COMPENSATION COMMITTEE

Name	Post
Gonzalo Anes Álvarez-Castrillón	Chairman

Antonio Hernández-Gil Álvarez Cienfuegos	Member

Gregorio Villalabeitia Galarraga	Member

STRATEGY AND INVESTMENTS COMMITTEE

Name	Post
Enrique de Aldama y Miñón	Chairman
Juan Molins Amat	Member
PEMEX INTERNACIONAL ESPAÑA, S.A.	Member

B.2.3.	Describe the organizational and functional rules as well as the responsibilities attributed to each of the board committees.

Delegate Committee:

The Delegate Committee is comprised of the Chairman of the Board of Directors and a maximum of seven directors pertaining to each of the existing types. In 2004, the composition of this committee was 8 members, two Executive, three independent and three institutional. The appointment of members requires the votes in favour of at least two thirds of members currently serving on the Board.

In the interval between the close of the year ended 31 December 2004 and the date of this report, specifically in the Board of Directors meeting on 2 February 2005, Luis Suárez de Lezo Mantilla was appointed member of the Delegate Committee to fill in the vacancy left following the resignation of Ramón Blanco Balín.

The Delegate Committee is permanently vested with all the faculties of the Board except for those that cannot be legally delegated and those considered as such by the Board of Directors’ Regulations.

The Chairman of the Board of Directors serves as the Chairman of this committee, with the Secretary of the Board, who could be assisted by the Vice-Secretary, acting as its secretary.

When the importance of the issue justifies it in the judgment of the Chairman or three members of the Delegate Committee, the resolutions or decisions adopted by the Delegate Committee shall be submitted to the full Board for ratification. The same rule shall apply to the issues the Board has sent to the Delegate Committee for examination while reserving the final decision to itself. In all other cases, the agreements adopted by the Delegate Committee shall be valid and binding, without the need for subsequent ratification by the full Board of Directors.

When the meeting is adjourned, the Secretary shall take the minutes of the resolutions adopted in the session and informs the Board of Directors in its next plenary meeting. This Committee met on 7 occasions in 2004.

Audit and Control Committee:

The Audit and Control Committee comprises at least three Directors appointed by the Board of Directors for a four-year term, with Executive Directors excluded from membership in this Committee. In 2004, four Directors were members of this Committee.

Established on 27 February 1995, this Committee has the function of supporting the Board of Directors in its supervisory duties, by periodically reviewing the financial reporting process, executive controls, supervision of Internal Audit, and the independence of the External Auditor, as well as reviewing compliance with all legal provisions and internal rules applicable to the Company. This Committee has competencies for formulating the proposal for approval by the Board of Directors on the appointment of External Auditors, extending the term of appointment and their removal as well as the conditions for their hiring. Likewise, it shall report at the General Shareholders’ Meeting, through the Committee’s Chairman, on the matters of its competency that have been brought forward by stockholders on matters of its competencies.

The committee’s shall also draw up an annual action plan and an Annual Report on its activities, which it shall report to the full Board of Directors.

It shall appoint a Chairman among its members and the Secretary of the Board of Directors shall act as its secretary.

The Committee shall meet as often as the Chairman deems necessary for the fulfilment of the functions entrusted to the Committee although, a schedule of meetings shall be prepared for the following year as well as an Action Plan for the entire year which shall be reported to the full Board of Directors. In any case, meetings will be convened whenever requested by members of the Committee. The Committee met on 8 occasions in 2004.

The Committee secretary shall draw up the minutes of the meeting, which shall be approved upon adjournment of the meeting or in the meeting immediately following it, with the minutes reported to the full Board of Directors.

Nomination and Compensation Committee:

A minimum of three directors, other than Executive directors, designated by the Board of Directors shall sit on this committee for a four-year term. In 2004, this committee comprised three members: two Independent Outside Directors and one Institutional Outside Director.

This Committee, established on 27 February 1995, is responsible for proposing or reporting to the Board of Directors on the selection and removal of Directors, appointments and compensation, and, in particular, proposing the compensation system for the Chairman, reporting on the appointment of the Company’s Senior Management, and the general compensation and incentive policy for those Senior Managers; reporting on the compensation of Directors, and, in general, proposing and reporting on any other matters related to the foregoing as requested by the Chairman or by the Board of Directors.

One of its members shall chair this committee with the Secretary of the Board of Directors acting as its secretary.

The Committee shall meet whenever the Board of Directors or its chairman requests the issuance of reports or the adoption of proposals within the scope of its functions and, whenever its Chairman or two of its members call a meeting, or the issuance of mandatory reports for the adoption of corresponding resolutions is required. The Committee met on five occasions in 2004.

The Committee secretary shall draw up the minutes of the meeting, which shall be approved when the meeting is adjourned, or in the meeting immediately following it.

Strategy, Investments, and Competition Committee:

A minimum of three Directors designated by the Board shall sit on the Committee. The members’ term of office shall terminate four years after their appointment. In 2004, the Committee had three members: two Independent Outside Directors, and one Institutional Outside Director.

Created on 25 September 2002, the Committee is responsible for proposing and reporting to the Board of Directors on strategic decisions of importance to the Repsol YPF, S.A. Group, as well as on investments and asset disposals of which the Board should be aware because of their size. It is also responsible for ensuring observance of the principles and precepts of the Anti-Trust legislation and report to the Board in this respect.

One of its members shall chair the committee and its secretary shall be the Secretary of the Board of Directors.

The meetings shall be convened as often as its Chairman deems it necessary for the fulfilment of its functions, although an annual schedule shall be established according to its responsibilities. In any case, meetings shall be convened when this is requested by two of its members. The Committee met on four occasions in 2004.

The Committee secretary shall draw up the minutes of the meeting, which shall be approved when the meeting is adjourned, or in the meeting immediately following it.

B.2.4.	Indicate any advisory and consultancy powers and, where applicable, proxies assigned to each committee:

Name of Committee	Brief description
Management Committee	See B.2.1.
Audit and Control Committee	See B.2.1.
Nomination and Compensation Committee	See B.2.1.
Strategy, Investments, and Competition Committee	See B.2.1.

B.2.5.	Indicate any regulations governing the board committees, where these are available for consultation, and any changes implemented during the year. Indicate if any annual report has been prepared voluntarily on the activities of each committee.

The Audit and Control Committee, the Nominations and Compensation Committee, and the Strategy, Investments, and Competition Committee have their own Regulations, all of which have been approved by the Repsol YPF, S.A. Board of Directors on 26 March 2003.

The regulations, which have not suffered any changes in 2004, are available in the company’s website (www.repsolypf.com).

The Audit and Control Committee has drawn up a report of its activities in 2004.

B.2.6.	If there is an executive committee, explain the degree of powers and the independence it has to adopt resolutions on the company’s administration and management.

All the powers of the Board of Directors have been delegated to this committee except those that cannot be delegated according to the law or bylaws as well as the following, the exercise of which is reserved for the Board of Directors:

1. Presentation of the Annual Financial Statements and Management Report of Repsol YPF, S.A. and consolidated companies, as well as any other proposals which must legally originate with the Company’s administrator to the Ordinary General Shareholders’ Meeting.

2. Approval of the Group’s Strategic Plan and its annual budgets.

3. Incorporation of new companies or equity holdings in existing companies when these imply a permanent investment exceeding six million euros by the Repsol YPF Group or in any activity other than the Company’s principal activity. In all other cases, the first paragraph of Section 6 of this Article shall apply. Exceptionally, investments in the incorporation of new companies or equity holdings in existing ones for which fully detailed provision is made in the Group’s annual budgets and Strategic Plan shall be determined by the Chairman.

4. Mergers, absorptions, spin-offs, or concentrations of interest to any companies in which Repsol YPF, S.A. holds a direct stake.

5. Disposal of any corporate equity or fixed asset holdings, the value of which exceeds thirty million euros, with the Delegate Committee responsible for granting approval for those totalling between six and thirty million euros, reporting the authorized divestments to the Board of Directors at its first meeting thereafter.

6. Approval of investment projects the value of which exceeds thirty million euros; the Delegate Committee must approve those totalling between six to thirty million euros, reporting the investments it has approved to the Board at its first meeting thereafter.

Exceptionally, approval of the following investments projects is vested in the Chairman following deliberation of the Group’s Executive committee, if appropriate:

- Those for exploration or development of oil fields when said functions are carried out in fulfilment of undertakings stemming from contracts, concessions or licenses.

- Those undertaken in fulfilment of legal provisions obligating the company concerned, regarding environmental protection, safety of facilities, product specifications, or similar subjects.

- Those for which sufficiently detailed provisions have been made in Group’s Annual Budget and Group’s Strategic Plan.

In the above cases, approval of investments exceeding the quantitative limits established in the first paragraph of this section, shall be reported to the Board or the Delegate Committee before the projects get underway, whenever possible.

7. Issuance in series of promissory notes, debentures, or similar securities by Repsol YPF, S.A. or its majority-owned or controlled affiliates.

8. Granting of bonds to secure obligations assumed by entities not controlled by the Group.

9. Assignment of rights over trade names and trademarks, as well as rights over patents, technology, and industrial property of any kind belonging to Repsol YPF, S.A. or Group companies, provided that these are financially material.

10. Incorporation, investments, and supervision of personnel pension fund management and any other obligations with personnel that imply any long-term financial obligation on behalf of the Company.

11. Conclusion of any long-term commercial, industrial, or financial agreements of strategic importance for the Repsol YPF Group. The Chairman, or in his absence, the Vice-Chairman, will execute the resolutions adopted by the Board of Directors in conformity with this Article, reporting authorisation or approval in accordance with the applicable terms or imparting instructions for the actions required pursuant to said resolutions or decisions.

Furthermore, the Board of Directors is empowered to appoint directors in the event of vacancies until the next General Shareholders’ Meeting is held; accept directors’ resignations; designate and remove the Chairman, Vice Chairmen, Secretary, and Vice Secretary of the Board of Directors; delegate powers to any of its members pursuant to the terms prescribed by the Law and Bylaws, and revoke said delegations; appoint and remove the Directors who are to be members of the different Committees contemplated in these Regulations; draw up the Annual Financial Statements and submit these to the General Shareholders’ Meeting; submit reports, including the Annual Report on Corporate Governance and draft resolutions, which, pursuant to the Law and Bylaws, must be drafted by the Board of Directors for discussion and approval by the General Shareholders’ Meeting; define the Company’s financial objectives and approve, at the behest of Senior Management, the strategies, plans, and policies for achieving these targets, with the performance of said activities subject to its control; approve acquisitions and disposal of assets belonging to the Company or its affiliates which, for any circumstances, are particularly material; determine its own organization and operation as well as that of the Company’s Senior Management and in particular, amend these Regulations; exercise the powers conferred by the General Shareholders’ Meeting – which may only be delegated if this is expressly stated in the General Shareholders’ Meeting resolutions – as well as other powers pursuant to Board Regulations.

B.2.7.	Indicate whether the composition of the executive committee reflects the different directors’ participation in the Board as a function of their category:

YES  ☒    NO  ☐

If not, describe the composition of the executive committee.

B.2.8.	If there is a nomination committee, indicate whether all members are external directors:

YES  ☒    NO  ☐

C.	RELATED TRANSACTIONS

C.1.	Detail any relevant transactions entailing a transfer of resources or obligations between the company or its group companies and the major shareholders of the company:

Name or Company name of major shareholder	Name or Company name of company or its group company	Nature of the relationship	Type of transaction	Amount (thousand euros)
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.		Contractual	Interest rate hedging	1,539,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. ()		Contractual	Income from interest rate hedging	26,700
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. ()		Contractual	Currency purchase/sales	4,458,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. ()		Contractual	Bank accounts and average financial investments	467,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. ()		Contractual	Income from current accounts and financial investments	8,600
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. ()		Contractual	Credits and loans granted	231,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. ()		Contractual	Cost of credits and loans	6,100
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. ()		Contractual	Limit of overdraft facilities	636,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. ()		Contractual	Limit of guarantee facilities	302,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. ()		Contractual	Average use of guarantee facilities	254,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. ()		Contractual	Cost of using guarantee facility	900
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. ()		Contractual	Bank fee expenses (includes fees for fixed income transactions)	12,200
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. ()		Contractual	Renting operations	500
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. ()		Commercial	Visa Repsol cards issued at 31.12.2004	444,325
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. ()		Commercial	Visa Repsol cards used as corporate credit cards by employees at 31.12.2004	3,676,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. ()		Corporate	Dividends paid in the year	36,800

Name or Company name of major shareholder	Name or Company name of company or its group company	Nature of the relationship	Type of transaction	Amount (thousand euros)
CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Contractual	Income form interest rate hedging transactions	9,300

CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Contractual	Interest hedging	500,000

CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Contractual	Currency exchange hedging	121,000

CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Contractual	Purchase and sale of currencies	118,000

CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Contractual	Bank accounts and average financial investments	21,000

CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Contractual	Income from current accounts and financial investments	200

CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Contractual	Credits and loans granted	50,000

CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Contractual	Cost of credits and loans	1,900

CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Contractual	Limit of overdraft facility	184,000

CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Contractual	Guarantee facility limit	166,000

CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Contractual	Average use of guarantee facility	127,000

CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Contractual	Cost of using guarantee facility	1,500

CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Contractual	Acts as the agent and coordinator of the Club Deal Gas Natural SDG credit facility	0

CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Contractual	Bank fee expenses (includes fees on fixed income transactions)	9,900

CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Contractual	Renting operations	1,000

CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Commercial	Visa Repsol cards issued at 31.12.2004	299,114

Name or Company name of major shareholder	Name or Company name of company or its group company	Nature of the relationship	Type of transaction	Amount (thousand euros)
CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA)		Commercial	Visa Repsol cards used as corporate credit cards by employees at 31.12.2004	484

CAJA DE AHORROS Y PENSIONES DE BARCELONA (LA CAIXA))		Corporate	Dividends paid in the year (including those received through Repinves)	87,200

PETRÓLEOS MEXICANOS (PEMEX)		Commercial	Product purchases	1,028,000

PETRÓLEOS MEXICANOS (PEMEX)		Commercial	Product sales	117,000

PETRÓLEOS MEXICANOS (PEMEX)		Corporate	Dividends paid in the year	23,400

REPINVES		Corporate	Dividends paid in the year (except those corresponding to la Caixa)	12,000

C.2.	Detail any relevant operations involving the transfer of resources or obligations between the company or its group companies and the company’s managers and directors:

Name of administrators or executives	Name of Company or its Group Company	Nature of relationship	Nature of Transaction	Value (thousand euros)
	Company directors	Contractual	Loans granted at an average 2.625% rate of interest.	1,215

C.3.	List any relevant operations made by the company with other companies belonging to the same group that are not eliminated in the process of drawing up the consolidated financial statements and the object and conditions of which set these apart from the company’s regular trading operations:

Name of group company	Brief description of the operation	Value (thousand euros)

C.4.	Identify any conflicts of interests affecting company directors pursuant to Article 127 ter of the Company Act.

C.5.	Detail the mechanisms in place to detect, determine, and resolve possible conflicts of interest between the company and/ or its group and its directors, managers, and/or significant shareholders.

The Board of Directors Regulations establishes that directors must avoid conflicts of interest between them and their closest relatives, on the one hand, and the Company, on the other, while reporting the existence of any conflicts of interest that cannot be avoided to the Board of Directors. The Director, moreover, shall not authorize, and if these take place, shall disclose all transactions by relatives or companies in which they hold a managerial position or a significant equity position not subject to the conditions and control prescribed in these regulations.

Directors subject to nominations, re-election, or termination shall likewise refrain from intervening in deliberations and votes on said issues as well as any other issues in which they might have a particular interest. Votes shall be secret.

At a last resort, Directors shall tender their resignation to the Board of Directors and, if the Board deems it appropriate, formalise the corresponding resignation when they are involved in any the legally prescribed situations of incompatibility or prohibition.

With respect to Company’s executives, Section 6.4 of the Repsol YPF, S.A. Code of Ethics and Conduct for employees states in that “Repsol YPF recognises and respects the rights of its employees to engage in financial and corporate activities other than those of the Company provided that these are always legal and not in collusion with their responsibilities as Repsol YPF employees.

Repsol YPF employees shall refrain from situations from which a conflict of interest with the Company may ensue and shall abstain from representing the Company and intervening or influencing decision-making in any situation in which, they or any close relative could have a direct or indirect interest. They shall always act in compliance with their responsibility, with loyalty, and in the defence of the interests of Repsol YPF.

Moreover, employees shall not perform tasks or jobs or render services for the benefit of companies in the sector or those that engage in activities that are or could be susceptible to competing directly or indirectly with those of Repsol YPF.

Repsol YPF employees must inform the person in charge of their respective department before conducting any transaction or concluding any that might involve a conflict of interests in order to adopt the appropriate decisions in each specific circumstance to avoid compromising their impartial performance.

Repsol YPF employees shall not accept any gifts, compensation, invitations, or any other favour from any individual or entity, which, because of their characteristics, could compromise a commercial, professional, or administrative relationship.

By the same token, they shall not, directly or indirectly, make any gifts or promises to any individual or entity that maintains or could maintain a commercial, professional, or administrative relationship with Repsol YPF, which could be considered improper in the normal course of business and, if permitted by law, are not considered appropriate by the customer’s standards and procedures or by the procedures the employees unit.

D.	RISK CONTROL SYSTEMS

D.1.	Provide a general description of the risk policy in the company and/or its group listing and evaluating the risks hedged by the system as well as an explanation of how these systems match the profile of each type of risk.

Repsol YPF, S.A. operates in many countries under different regulatory frameworks and in all oil and gas related businesses. Consequently, Repsol YPF, S.A. incurs:

-	Market risks stemming from the volatility in prices for oil, natural gas, and their derivatives, currency exchange rates and interest rates.

-	Counterparty risks stemming from financial contracts and commercial commitments with vendors or customers,

-	Liquidity and solvency risks,

-	Legal and regulatory risks (including the risks of changes in tax legislation, industry and environmental regulations, currency exchange systems, caps on production, exports, etc.).

-	Operational risks (including accidents, natural catastrophes, uncertainty regarding the physical characteristics of oil and gas fields, and reputation, safety, and environmental risks, such as those involving ethical issues and the social impact of our businesses).

-	Economic environment risk (resulting from the international economic cycle and the cycle in countries where the Company does business, technological innovations in the industries in which it operates, etc.).

The Company believes that the most salient risks are those that could jeopardise the achievement of its Strategic Plan targets, particularly that of maintaining its financial flexibility and solvency in the long term. Although Repsol YPF, S.A. is prudent in the management of its assets and businesses, many of the risks mentioned above are inherent to the development of its activities, are beyond the Company’s control, and, consequently, cannot be entirely eliminated.

Repsol YPF, S.A. has an organization, procedures, and systems enabling it to identify, measure, assess, prioritise, and control the risks to which the Group is exposed, and decide to what extent such risks are managed, mitigated, or avoided. Risk analysis is an integral part of the Group’s decision-making process, at the centralised management level as well as in the management of different activities, with special attention paid to the concurrence of several risks or to the possible effects of diversification at the aggregate level.

The Company has the following independent analysis, supervision, and control units specialised in different risk management aspects:

•	An internal Audit Unit focused on the ongoing assessment and enhancement of existing controls to ensure that potential risks of all kinds (control, business, image, etc.) that could hamper the achievement of Repsol Group’s strategic targets are constantly identified, measured, and monitored.

•	Corporate Risk Management Unit, in charge of:

–	Developing corporate risk policy, defined as a set of structural rules and actions aligned with the Group’s financial and business strategy.

–	Coordinating specific standard developments for financial and non-financial risks at the Group’s different business units and corporate areas, ensure the consistency of all such standards with the corporate risk policy.

–	Promoting best practices in risk and hedging strategy metrics.

•	Insurance Unit, responsible for:

–	The analysis and evaluation of accidental risks that could have an impact on the Group’s assets and activities.

–	Defining the most efficient policy for financing these risks through the combination of self-insurance and transfer of risk.

–	Implementing the insurance coverage considered appropriate for each specific case.

–	Negotiating the compensation for insured accidents.

•	Central Credit Risk Unit, charged with:

–	Reviewing and controlling credit risk derived from business relations with third parties as the result of the Group’s activities.

–	Proposing risk policies and risk limits with third parties.

–	Determining allowance criteria – application of allowance for insolvency, refinancing, and actions for the recovery of debt.

•

Environmental, Safety, and Quality Unit: it purpose is to create the commitment and establishing the course of action of the Company in all its associated fields, as well as the basic conditions for their consistent application in all business units. To that end, it proposes policies, strategies, and corporate regulations, defines and sets environmental, safety, and quality management systems of the Company, promoting and coordinating their execution. It is also responsible for providing guidance, coordination, follow-up, and advice to business units in their actions, with such units retaining responsibility for their management and performance in those fields.

•	Corporate Reputation Unit, responsible for managing and coordinating management activities with the organization units involved and assessing all corporate reputation values and risks in line with the guidelines and policies of the Corporate Reputation Committee and the ED Communication & Head of Chairman’s Office to ensure the application of the Repsol YPF strategy and corporate model.

There are also several other functional and business committees entrusted with the oversight of risk management activities within their area of responsibility. The risk control functions of units with market risk management responsibilities have been properly segregated and have the required independence to guarantee effective control.

D.2.	Indicate the control systems established to assess, mitigate, and reduce the main risks of the company and its group.

At the corporate level, the most important control system and devices implemented by Repsol YPF, S.A. are as follows:

1.	Preparation and continuous updating of the Repsol YPF Group Risk Map, which contains:

-	Inventory of risks for the Group’s activities.

-	Operational control to mitigate the impact of detected risks.

2.	Development and constant monitoring of the Strategic Plan and the Annual Budget to detect and, if required, rectify, significant variations that could affect the achievement of defined targets.

3.	Internal Rules and Procedures regulating all Group activities.

4.	Availability of uniform and integrated Information Systems, control mechanisms to ensure the reliability and integrity of the economic and financial information released by the Repsol YPF Group.

D.3.	If any of the risks affecting the company and/or its group have materialised, indicate the circumstances giving rise to these risks and whether the established control systems functioned properly.

D.4.	Indicate whether there is any committee or other governing body in charge of establishing and supervising these control systems and describe their functions.

The Audit and Control Committee is in charge of periodically analysing and evaluating the main business risks and the systems set up for their management and control.

It monitors the sufficiency, suitability, and the efficient functioning of internal control systems to ensure the reliability, sufficiency, and clarity of the financial statements of the company and its consolidated Group contained in the Annual, half-yearly, and quarterly reports, and any other accounting and financial information that may be required by the National Securities Exchange Commission or any other regulatory bodies, including those of countries in which the Group operates.

As the Board of Director’s consultative body, the Committee draws on the work of the Internal Audit department to keep informed of the irregularities, anomalies or cases of non-compliance, if these are relevant, detected in the audited units, informing the Board of those that could pose a relevant risk for the Group.

D.5.	Identify and describe the compliance processes for the different regulations affecting the company and/or its group.

The Audit and Control Committee provides support to the Board of Directors in its oversight functions, by ensuring compliance with all legal provisions and internal rules applicable to the Company. This Committee supervises compliance with applicable rules at the national and international level regarding conduct in stock markets and the protection of data. It ensures that the Internal Code of Ethics and Conduct for Securities Markets which apply to all Group personnel, meets legal requirements and is suitable for the institution.

The Audit and Control Committee is also entrusted with proposing the policies and procedures to ensure due compliance with rules that apply in the different areas in which the Company operates.

E.	GENERAL SHAREHOLDERS MEETING

E.1.	State how many attendees constitute a quorum for the General Shareholders Meeting according to the bylaws. Describe any differences from the minimum regime established under the Joint Stock Companies Act.

The quorum required for the valid constitution of the General Shareholders Meeting in accordance with Articles 21 and 22 of the Bylaws is the same as that legally established in Articles 102 and 103 of the Joint Stock Companies Act. That is:

A General Meeting shall be validly sitting on first notice when shareholders present or represented possess at least twenty-five percent of the subscribed capital stock with voting rights.

On second notice, the General Meeting shall be validly sitting regardless of the capital attending it.

In order for a Regular or Special General Meeting to be able to validly decide on issuance of bonds, capital increases or decreases, the Company’s transformation, merger, spin-off or dissolution and, in general, any amendment of the Company Bylaws, the attendance of shareholders present or represented who hold at least fifty per cent (50%) of the subscribed capital with voting rights shall be necessary on first notice. On second notice, the attendance of twenty-five percent (25%) of said capital shall suffice.

E.2.	Explain the rules governing the adoption of corporate resolutions. Describe any differences with respect to the guidelines established under the Joint Stock Companies Act.

With the exceptions detailed later in this report, the necessary majority for the adoption of Resolutions by the Repsol YPF, S.A. General Shareholders Meeting, pursuant to Articles 22 and 27 of the Bylaws, coincide with Article 93 of the Joint Stock Companies Act: the adoption of resolutions shall require the votes in favour of the majority of capital with voting rights, attending or represented in the General Shareholders Meeting, with the exceptions contemplated by the Law and the Bylaws.

In accordance with the Joint Stock Companies Act, the votes in favour of two-thirds of capital present or represented in the General Shareholders Meeting on the second notice shall be required for validly agreeing on the issuance of bonds, capital increases or decreases, the Company’s transformation, merger, spin-off or dissolution and, in general, any amendment of the Company Bylaws, when shareholders present or represented hold less than 50% of paid-in capital with voting rights.

As an exception to the provisions of the Joint Stock Companies Act, the maximum number of votes that one same shareholder or companies belonging to the same group can cast at an General Shareholders Meeting, shall be 10% of paid in capital with voting rights, and the resolutions to amend this limit will require, on the first as well as on the second notice, the vote in favour by 75% of capital with voting rights attending the General Shareholders Meeting.

E.3.	List all shareholders’ rights regarding the general meetings other than those set forth in the Joint Stock Companies Act.

Article 23 of the Bylaws stipulates that the General Shareholders Meeting may be attended by shareholders who hold at least 150 shares provided that these are recorded in the corresponding accounting records five days prior to the meeting, and that shareholders obtain the relevant attendance card proving the fulfilment of said requirements, which will be issued with a nominative character by the legally authorized entities.

Shareholders who do not hold said number of shares could group themselves together in order to attend, appointing a proxy who need not be a shareholder.

Regarding shareholders’ right of participation and information, the Repsol YPF, S.A. Board of Directors Regulations establishes that:

6.3. “The Board of Directors shall take all the measures it sees fit to ensure that the Shareholders Meeting performs its proper functions. To that end, it shall place all legally required information, as well as information which is not legally required but is of interest to the Shareholders and can reasonably be furnished, at the shareholders’ disposal prior to the Shareholders Meeting. It shall likewise respond with the greatest possible diligence to information requests and questions from shareholders prior to the Shareholders Meetings or while they are underway”.

6.4. “The information given the Shareholders and other financial market participants by the Company shall be complete, accurate, fair, symmetrical, and timely. To achieve maximum transparency and immediacy in the dissemination of information, the Company shall make use of the generally available procedures and technologies to which companies and private citizens have access. To that end, the Board of Directors shall intensify the use of the Company’s Web page and determine the contents to be transmitted through that medium, which shall include among other documents the Corporate Bylaws, the Board of Directors’ Regulations, the quarterly and annual reports, the notices of Shareholders Meetings, their regulations and the resolutions or decisions adopted at the previous meeting, and any other information considered of interest”.

Furthermore, the General Shareholders Meeting Regulations, Article 5.1 regarding the shareholders’ rights of participation and information establishes, that the General Shareholders Meeting announcement shall state “the place and time when the documents that will be submitted to the Meeting for approval are going to be available to shareholders, including the Management Report, the Report by the Auditors on the Financial Statements, the Corporate Governance Report, the Social Report, the Environmental Report, and other mandatory reports or any decided upon by the Board of Directors, without prejudice to the option allowing shareholders to request and receive free delivery of all the aforementioned documents”.

Article 6.1. of the General Shareholders Meeting Regulations also stipulates that:

“Shareholders may at all times, upon entering proof of identification as such, pose questions or make suggestions through the Shareholder Service Office or the Company web page regarding its businesses and interests and which they consider should be discussed at a General Shareholders Meeting.

Once a General Meeting has been called and up to five consecutive days before the date set for the meeting on first notice, shareholders may utilize the same means to comment upon or make suggestions in writing regarding the proposals included on the Agenda thereof.

The Company’s departments will examine the shareholders questions, suggestions and comments, and these will be disclosed, grouped together as pertinent, on the Company website or, if the Board of Directors considers it appropriate, considered at the General Shareholders Meeting, even if not included on the Agenda.”

Additionally, to facilitate shareholders’ access to information on the Company, Repsol YPF, S.A. has created the previously mentioned Shareholders’ Information Office which provides shareholders with a toll-free number and an e-mail address where they may request as much information as is of interest to them. Shareholders may also go to this office directly and receive personalised attention.

E.4.	Indicate the measures adopted, if any, to encourage shareholder participation in the Annual Meetings:

In order to encourage shareholders’ participation in the General Shareholders Meetings, the General Shareholders Meeting Regulations, approved by the Repsol YPF, S.A. Annual General meeting on 4 April 2003, and amended in the Repsol YPF, S.A. General Shareholders Meeting held on 31 March 2004, Section 6, facilitates shareholders’ participation and information rights by providing the possibility of posing questions or making suggestions regarding the activities or interests of said meeting which they consider should be discussed in the General Shareholders Meeting through the Shareholders’ Information Office or the company’s website (www.repsolypf.com).

Furthermore, to encourage the participation of shareholders in the General Shareholders Meetings, shareholders may appoint a proxy to the General Shareholders Meeting by means of remote communication methods, provided the identity of the person casting the vote is duly verified.

In addition to the measures expressly stipulated in the Repsol YPF Corporate Governance Regulations, the company also encourages shareholders’ participation in the General Shareholders Meeting with the following measures:

-	Publication of the meeting announcement in the daily newspapers with the largest circulation with sufficient advance notice, with a copy of this notice published in the company’s website (www.repsolypf.com) and copies of said documentation sent to the stock markets where the company’s share are listed and to custodian institutions in order for them to proceed with the issuance of attendance cards.

-	An announcement stating that the General Shareholders Meeting will be held in a second notice.

-	Dissemination through the Company’s website (www.repsolypf.com) of the resolutions submitted for the consideration of the General Shareholders Meeting by the Board of Directors.

-	Measures designed for stimulating participation such as gifts or, if appropriate, attendance premiums.

-	Holding the General Shareholders Meeting at a venue offering the best conditions for its development and for following the proceedings, with sufficient capacity, and providing transportation to these facilities.

-	Personalised help and guidance from Shareholders’ Information Office personnel for shareholders who wish to participate.

-	The possibility of following the meeting live on the Company’s website (www.repsolypf.com).

E.5.	Indicate if the Chairman of the Board chairs the General Shareholders Meeting. List any measures adopted to ensure the independence and correct operation of the annual general meeting.

YES ☒ NO ☐

Detail of the measures

The Board of Directors, at its own initiative, traditionally requires that a Notary is present at the General Shareholders Meeting to take the minutes of the meeting. Consequently neither the Chairman nor the Secretary of the General Shareholders Meeting are involved in drafting the minutes, which are entrusted to a public notary thereby ensuring neutrality for shareholders.

E.6.	Indicate any changes introduced during the year affecting the annual general meeting.

The General Shareholders Meeting held on 31 March 2004 approved a resolution amending Articles 6, 7, and 8 of the General Shareholders Meeting Rules to adapt these to the requirements of Law 26-2003 of 17 July with respect to distance voting and shareholders’ right to information.

The approved amendments were as follows:

1.	Amendments to Section 1 and 2 of Article 6 of the General Shareholders Meeting Regulations, with the amended text as follows:

“6.- Shareholder’s right of participation and information

6.1.- Shareholders may at all times, upon entering proof of identification as such, pose questions or make suggestions through the Shareholder Service Office or the Company web page regarding its businesses and interests and which they consider should be discussed at a General Shareholders Meeting.

Once a General Meeting has been called and up to five consecutive days before the date set for the meeting on first notice, shareholders may utilize the same means to comment upon or make suggestions in writing regarding the proposals included on the Agenda thereof.

The Company’s Departments will examine the shareholders questions, suggestions and comments, and these will be disclosed, grouped together as pertinent, on the Company web page or, if the Board of Directors considers it appropriate, they will be considered at the General Shareholders Meeting, even if not included on the Agenda.

6.2.- Up to the seventh day prior to the day on which the General Shareholders Meeting is convened, shareholders, through the Shareholders’ Information Office and after identifying themselves as such, may request that the Board of Directors provides the information or clarifications that they deem necessary concerning items included on the Agenda or submit the questions they consider appropriate in writing. Shareholders may also request information or clarification or pose questions in writing on the information accessible to the public that the Company had filed at the National Securities Exchange Commission subsequent to the date of the last General Shareholders Meeting.

The Board of Directors shall be obligated to provide this information in writing up to the date of the General Shareholders Meeting.

During the General Annual Meeting, company shareholders may verbally request the information or clarifications that they deem necessary on matters included in the agenda and, if it is not possible at that time to attend to the shareholder’s request, the Board of Directors shall be obligated to provide this information in writing within seven days after the Meeting has been adjourned.

The Board of Directors shall be obligated to provide the information referred to in this Article 6.2 except in cases where, in the Chairman’s opinion, disclosure of the information would be detrimental to the Company’s corporate interests.

This exception shall not be applicable when the request is backed by shareholders representing at least 4% of share capital”.

2.	Article 7 of the General Shareholders Meeting Regulations is amended as follows:

“7.-	Attendance and Voting Rights

7.1.- The General Shareholders Meeting may be attended by shareholders who own a minimum of 150 shares provided that these are registered in the appropriate stock ledger five days prior to its being held and that they have the respective attendance cards in their names issued by the legally entrusted institutions. These institutions must send Repsol YPF, S.A. a list of the cards that they have issued at the request of their respective clients prior to the scheduled date of the meeting.

Reporting this to each summoned meeting and while a single attendance card model has not been legally established, the Board of Directors may set up a system for exchanging the cards issued by the legally entrusted entity under the shareholder’s name for other standard attendance cards issued by the Company to facilitate the list of attendants, the exercise of voting rights, and other inherent shareholders’ rights.

Registration of attendance cards will begin two hours prior to the time set of the Meeting to convene.

7.2.- Shareholders who do not hold the number of shares mentioned in the previous paragraph may group themselves together for purposes of attendance, designating a proxy who need not be a shareholder.

7.3.- Voting on the proposals included in the agenda any General Shareholders Meeting may be delegated or exercised by shareholders by mail, electronically, or by any other remote communication method providing that the identity of the person casting the vote is duly verified. Shareholders casting remote votes must be counted as present for purposes of convening the meeting.

Based on the regulations in force at any given time and considering the technical methods available at such time, the Board of Directors will establish the most suitable procedure for each General Shareholders Meeting for the delegation or the exercise of voting rights using remote communication methods. The notice for the meeting will describe this procedure in full detail”.

3.	Article 8 of the General Shareholders Meeting Regulations is amended as follows:

“8.- Representation

8.1.- Any shareholder entitled to attend the meeting may designate a proxy who need not be a shareholder.

The proxy must be conferred in writing or by remote means provided that the identity of the intervening parties is duly verified and in accordance with legally established procedures. The proxy must be conferred in all cases exclusively for each General Shareholders Meeting, except as stipulated in Article 108 of the Joint Stock Companies Act.

Based on the regulations in force at any given time and considering the technical methods available at such time, the Board of Directors will establish the most suitable procedure for each General Shareholders Meeting for the delegation of voting rights using remote communication methods. The notice for the meeting will describe this procedure in full detail.

Proxy documents for the General Shareholders Meeting must contain the instructions on voting intention, with it being understood that, if no express instructions are given, the proxy will vote in favour of the resolutions drafted by the Board of Directors on the items included in the agenda. Whenever a proxy document is submitted to the Company without filling in the name of the proxy, it will be understood that representation is delegated to the Chairman of the Board of Directors. The shareholder’s proxy may designate a substitute for the exercise of voting rights whenever there is any conflict of interests.

If voting instructions make no specific mention to items which, although not included in the Meeting agenda, are to be discussed, as allowed by law, the proxy shall cast the vote on this matter in the sense deemed most favourable for the interests of the party whom the proxy represents”

E.7.	Indicate the attendance figures for the annual general meeting held during the year subject of this report:

	Attendance figures
Date of General Shareholders’ Meeting	% attending in person	% by proxy	% distance voting	Total
31-03-2004	26.996	40.541	0.000	67.537

E.8.	Briefly indicate the resolutions adopted at the general shareholders meetings held in the year object of this report and the percentage of votes with which each resolution was passed:

The Repsol YPF, S.A. General Shareholders Meeting was convened only once in 2004. The Ordinary General Shareholders Meeting held on 31 March 2004 passed the following resolutions with the following votes:

1. Approval of the Repsol YPF, S.A. Annual Financial Statements and the consolidated Financial Statements of Repsol YPF, S.A. and its affiliates for the year ended 31 December 2003, the management of the Board, and the proposal for the application of earnings.

779,603,668 votes were cast in favour, 794,808 against, and 42,116,853 abstained.

2. Ratification of the appointments made by the Board of Directors by co-option to cover the vacancies produced following the previous General Shareholders Meeting, with the following persons appointed Members of the Company’s Board of Directors:

Manuel González Cid.

Ricardo Fornesa Ribó.

Carmelo de las Morenas López.

PEMEX INTERNACIONAL ESPAÑA, S.A.

Re-election for a new statutory 4-year period of the following Directors affected by the re-appointment pursuant to the Bylaws:

Alfonso Cortina de Alcocer.

Gonzalo Anes Álvarez-Castrillón.

Manuel González Cid

779,603,668 votes were cast in favour, 794,808 against, and 42,116,853 abstained.

3. Re-election of Deloitte & Touche España, S.A. as Auditor of the Financial Statements of Repsol YPF, S.A. and its Consolidated Group for the legally established one-year term, with the Auditor also entrusted with other legally required auditing services that the Company might require until the next Ordinary General Shareholders Meeting is convened.

789,431,657 votes were cast in favour, 1,332,240 against, and 31,761,432 abstained.

4. Authorization to the Board for the derivative acquisition of Repsol YPF, S.A. shares through the purchase, transfer, or any onerous method, directly or through controlled companies, for up to a maximum of shares representing five percent of share capital and at a price or consideration value that may not be less than the share nominal value or exceed its price in the stock exchange.

This authorization hinges on compliance with all other applicable legal requisites and will be valid for an eighteen-month period as of the date of this General Shareholders Meeting, rendering null and void the authorization granted in the previous General Shareholders Meeting.

791,712,393 votes were cast in favour, 36,763 against, and 30,766,170 abstained.

5. Amendment of Articles 1 (“Denomination”), 13 (“Debentures”), 15 (“General Shareholders Meeting”), 23 (“Attendance and Voting Rights”), 24 (“Representation”), 30 (“Composition”), and 33 (“Liability”) Of the Articles of Association, the text of which is posted in the Company’s website (www.repsolypf.com).

784,740,951 votes were cast in favour, 565,776 against, and 37,208,602 abstained.

6. Amendment of Articles 6, 7, and 8 of the General Shareholders Meeting Regulations to adapt it to Law 26/2003 of 17 July on distance voting and shareholders’ right to information, and as described in E.6.

786,091,387 votes were cast in favour, 12,361 against, and 36,411581 abstained.

7. Delegate sufficient powers in the Board of Directors, as broad as possible, including the faculty of delegating in the Management Committee all or part of the functions of complementing, executing, and rectifying any resolutions adopted by the General Shareholders Meeting. The faculty for rectifying will include that of making as many changes, amendments, and additions as necessary or appropriate as a result of objections or observations made by the stock market regulatory agencies, stock markets, the Mercantile Registry, or any public authority with competencies with respect to the adopted resolutions.

Delegate indistinctively in the Chairman of the Board of Directors and in the Board Secretary and Vice-Secretary, the faculties necessary for executing agreements approved by the General Shareholders Meeting, and registering all those subject to this requirement, in full or in part, and to this end, execute all types of public or private documents, including those for complementing or rectifying said resolutions.

4,763,058,53 votes were cast in favour, 118.15 against, and 29,989,414 abstained.

E.9.	Indicate the number of shares, if any, that are required to be able to attend the General Shareholders Meeting and whether there are any restrictions on such attendance in the bylaws.

Article 23 of the Bylaws stipulates that the General Shareholders Meeting may be attended by shareholders who hold at least 150 shares provided that these are recorded in the corresponding accounting records five days prior to the meeting, and that shareholders obtain the relevant attendance card proving the fulfilment of said requirements, which will be issued with a nominative character by the legally authorized entities.

Shareholders who do not hold said number of shares may group themselves together in order to attend, appointing a proxy who need not be a shareholder.

E.10.	Indicate and explain the policies pursued by the company with respect to proxy voting at the annual general meeting.

Section 8 of the Regulations for the General Shareholders Meeting states: “Any shareholder entitled to attend the meeting may designate a proxy who need not be a shareholder. The proxy must be conferred in all cases exclusively for each General Shareholders Meeting.”

In addition, to enable shareholders to forward the proxy and voting documentation to the General Shareholders Meeting through members of the “Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (“Sociedad de Sistemas”, Iberclear), shareholders may forward by mail or go in person to the Shareholders’ Information Office and to another office especially open for this purpose at the Company’s corporate office in Paseo de Castellana, 278, where they will receive the attendance card and corresponding gifts.

E.11.	Indicate whether the company is aware of the institutional investors’ policy regarding participation in the company’s decision-making process:

YES ☒ NO ☐

Describe the policy

Chase Nominees LTD and State Street Bank and Trust Co. have notified the Securities Exchange Commission of their desire to abstain from the Company’s decision-making process.

E.12.	Indicate the address and method for accessing the corporate governance content on your website.

The corporate government content, regulated by Law 26/2003 of 17 July, the ECO/3722/2003 Order of 26 December, and Circular 1/2004 of 17 March of the National Stock Exchange Commission is posted in the Company’s website (www.repsolypf.com) under the “Shareholders and Investors” section.

F.	DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate how far the company has complied with existing recommendations on corporate governance or, where applicable, has not followed these recommendations.

Should the company not have complied with any of these recommendations, explain the recommendations, standards, practices and/or criteria that the company applies.

Until the single document referred to in the ECO/3722/2003, 26 December is completed, the recommendations of the Olivencia Report and the Aldama Report should be used as reference when filling out this section.

The Repsol YPF, S.A. Corporate Government practices to a large extent follow the guidelines set forth in the Good Governance Code (Olivencia Report) and practically all of the Recommendations made by the Special Commission to Foster Transparency and the Security in the Markets and Listed Companies. (Aldama Report).

The most salient aspects regarding compliance with the 23 recommendations of the Good Governance Code, with a separate reference for the Recommendations proposed by the Special Commission to Foster Transparency and Security in the Markets and Listed Companies (Aldama Report), if their contents differ, are detailed below:

1. Duties of the Board of Directors

Recommendation 1: “As its core mission, the Board of Directors shall expressly assume the general function of supervision and exercise, without delegating the inherent responsibilities. It shall establish a catalogue of matters which are of its exclusive competence.”

Section 5 of the Regulations for the Board of Directors lists the issues that require prior determination by the Board of Directors.

2. Independent Directors

Recommendation 2: “The Board of Directors shall include a reasonable number of Independent Outside Directors whose profile reflects professional prestige, who are not linked to the executive team or significant shareholders”.

Six of the fourteen members of the Repsol YPF Board of Directors are Independent Outside Directors.

3. Composition of the Board of Directors

Recommendation 3: “Within the composition of the Board of Directors, the non-executive Directors (both Institutional Outside and Independent Outside Directors) should have an ample majority over executive Directors, and the proportion between Institutional Outside Directors and Independent Outside Directors should take account of the ratio between the significant holdings in capital and the other shareholders.”

The Aldama Report recommends that “There should be an ample majority of Outside Directors in the Board and, of these, a significant representation of Independent Outside Directors, taking into account the shareholding structure and capital of the Company represented in the Board”.

Of the fourteen members of the Board of Directors, six are Independent Outside Directors, five are Institutional Outside Directors, one is an Outside Director, and two are Executive Directors.

4. Number of Board Members

Recommendation 4: “The Board of Directors shall tailor its size to ensure more efficient, participative operation. In principle, the appropriate size could range from five and fifteen members”.

Notwithstanding the foregoing, the Aldama Report do not recommend a maximum nor minimum number of Directors. The Aldama Report states “The Board of Directors will be comprised by a reasonable number of Directors in order to ensure its functiuoning and the work of each Director and to have all the necessary means for the best and more efficient exercise of its functions, including the communication with the persons in charge of the different business and services areas and, if appropriate, the assistance of professionals and external experts.”

Section 30 of the Company’s Bylaws stipulates the minimum number of Directors at 9 and the maximum at 16. In 2004, there were 14 Directors.

5. The Chairman of the Board

Recommendation 5: “If the Board chooses to combine the offices of Chairman and CEO in the same person, it should adopt the necessary safeguards to mitigate the risks of concentrating power in a single person.”

There is a long list of powers vested in the Board of Directors which cannot be delegated; it is complemented by the need for the reports and proposals issued by the Audit and Control Committee, Nomination and Compensation Committee, and Strategy, Investments, and Competition Committee regarding decisions delegated to the Chairman of the Board as the Company’s Chief Executive Officer, and without prejudice to the powers delegated to the Managing Director.

6. The Secretary of the Board

Recommendation 6: “The figure of Board secretary shall be invested with maximum relevance, reinforcing his independence and stressing his duty to oversee the formal and material legality of the Board’s actions.”

The Secretary of the Board and the Legal Counsel’s are vested in one single person who is also an attorney at law thereby reinforcing the Secretary’s independence and expertise for safeguarding the legality of the Board’s actions.

Moreover, subsequent to the close of 2004, on 2 February 2005, Francisco Carballo Cotanda, the Board’s Secretary and Legal Counsel, tendered his resignation. His successor, Luis Suárez de Lezo Mantilla, is also a Member of the Board and Secretary General of the Repsol YPF Group. Consequently, this figure has been vested with the utmost independence and stability, further strengthening oversight duties for compliance with the formal and material legality of the Board’s actions.

7. The Executive Committee

Recommendation 7: “The composition of the executive committee, where it exists, shall reflect the same balance as there is on the Board between the different category of Directors. The relations between both bodies shall be inspired by the principle of transparency, such that the Board has complete knowledge of matters discussed and the decisions made in the Executive Committee”.

The Delegate Committee consists of not more than eight members. It follows the principle whereby the Independent Outside Directors and the Institutional Outside Directors should exceed the number of Executive Directors (out of eight members, three are Institutional Outside Directors, three Independent Outside Directors, and two Executive Directors. All Executive Committee decisions must be reported to the Board at its next meeting, with this rule systematically abided by.

8. Delegate Control Committees

Recommendation 8: “The Board of Directors shall establish committees in which to delegate control comprising exclusively non-executive Directors, to deal with matters of accounting information and control (Audit and Control Committee), the determination and review of remuneration policies (Nominations Committee); the determination and review of remuneration policies (Remuneration Committee), and the evaluation of the governance system (Compliance Committee)”.

The Board has set up the Audit and Control Committee, the Nomination and Compensation Committee, and the Strategy, Investments, and Competition Committee”.

9. Information for Directors

Recommendation 9: “The necessary measures should be adopted to ensure that Directors obtain sufficient specifically prepared and orientated information sufficiently in advance to prepare for Board meetings. The importance or confidentiality of the information may not justify breaches of this recommendation except in exceptional circumstances”.

The Regulations establishes the Director’s right to receive advise and information, with a broadly expressed content that can include access to advisers. This arrangement makes it possible for Directors to obtain information and keep up to date on different aspects of the Company activities most closely linked to their functions. The adoption of a predetermined annual timetable for meetings also facilitates their task.

10. The Board of Directors’ operations

Recommendation 10: “To ensure that the Board operates properly, its meetings shall be held as often as necessary to comply with its mission. The Chairman shall encourage all Directors to take part and freely adopt positions. Special care shall be taken in drawing up the minutes, and the quality and efficiency of its operations shall be reviewed at least once a year”

The Aldama Report states:

“The Board of Directors of listed companies shall meet in ordinary sessions once a month to closely monitor the actions of the Directors and the Executive Committee and adopt the appropriate decisions with respect to said meetings. It shall meet as often as the Chairman or a sufficient number of members so request it, and in accordance with its Bylaws and Regulations. During the course of the year, it should specifically analyse the budget and the progress made on the strategic plan, if any, and its level of fulfilment, as well as the quarterly financial statements that the Company has to submit to regulatory or market supervisory bodies for their publication”.

Board of Directors’ meetings are held at monthly intervals. Board Committees have significant powers concerning the annual assessment of the quality and efficiency of the Board’s work (control over internal procedures and assessment of the quality of work and dedication of time and effort as well as compensation proposals).

11. Selection and re-election of Board members.

Recommendation 11: “The Board’s involvement in the selection and re-election of its members should conform to a formal, transparent procedure based on reasoned proposals from the Nominations and Compensation Committee”.

The Nominations and Compensation Committee must report the appointment or re-election of the members of the Board of Directors.

12. Resignation of Board members

Recommendation 12: “Companies shall include in their regulations, an obligation by which Directors must resign under circumstances that could have an adverse effect on the workings of the Board or on the Company’s prestige and reputation”.

The Regulations enumerate the causes for removal of Directors, which are the logical consequence of their failure to live up to the personal and professional integrity demanded of Directors as the necessary condition for the proper performance of their responsibilities.

13. Directors’ age

Recommendation 13: “A maximum retirement age shall be established for those holding Directorships, which could be sixty-five to seventy years for executive Directors and the Chairman, and somewhat more flexible for other members”.

The Aldama Committee Report has revised the criteria of the Olivencia Report in this respect and sets no age limit. It just states that any Company that adopts a policy in this regard must establish it clearly in its internal regulations.

The current text of the Regulations for the Board of Directors does not set any age limit for Directors.

14. Appropriate information for Board members

Recommendation 14: “The right of all Directors to gather and obtain the necessary information and advice for the performance of their oversight duties shall be formally recognised. Suitable arrangements shall be made for this right to be exercised, including the possibility of engaging experts in special circumstances”.

The Regulations explicitly contemplate the right of advisory services and information for Directors, individually and to their respective Committees in the exercise of their duties, including the services of experts.

15. Directors’ remuneration

Recommendation 15: “The remuneration policy for the Directors, which shall be reviewed and evaluated by the Remuneration Committee, shall conform to criteria of moderation, be commensurate with the Company’s performance, and be disclosed in detail on an individual basis”.

The Company’s Bylaws tie the Directors’ compensation to net earnings, and said compensation can only be paid after the obligations prescribed in the Law and the Bylaws have been covered. The Bylaws also provide for the payment of incentives in the form of shares in the company, stock options, or other securities entitling the holder to acquire shares, or by share-performance-indexed schemes, with Independent Outside Directors or Instituional Outside Directors, as provided by the Regulations, not eligible for these compensation schemes.

The 2004 Annual Report provides a detailed list of the remuneration paid during the year to each of the Directors for performing his duties in this capacity, with a breakdown of all the items that compose it, as well as the compensation of Executive Directors in the performance of their executive functions. A list detailing the compensation received by the Company’s Senior Management is attached to said report.

16. General duties of Directors and conflicts of interest

Recommendation 16: “The Company’s internal regulations should detail the obligations emanating from Directors’ general duties of diligence and loyalty, with particular attention given to conflicts of interest, the obligation of confidentiality, and the use of the Company’s business opportunities and assets”.

The Board Regulations set forth the obligations of Directors regarding loyalty and diligence in the Chapter on their Legal Status, in the level of detail required by the Good Governance Code.

17. Transactions with major shareholders

Recommendation 17: “The Board of Directors shall foster the adoption of due arrangements to extend the duties of loyalty to major shareholders, and, in particular, establish safeguards covering transactions between major shareholders and the Company”.

The Regulations require Institutional Outside Directors holding management positions in other companies where they have been elected to the Board to abstain from voting on transactions with such companies.

Transactions with major shareholders are published in the Annual Corporate Governance Report.

18. Communication with shareholders

Recommendation 18: “Measures shall be implemented aimed at making the mechanism of proxy voting more transparent and to encourage greater communication between the company and its shareholders, in particular, institutional investors”.

While fully respecting the principle of equal access to relevant information, the Regulations provide for the creation of informal two-way communication channels for regular exchange of information with institutional shareholder. Concerning the search for greater transparency in the delegation of voting rights, the US rules and practices to which the Company is subject because of its listing in the New York Stock Exchange ensure the application of what are most likely the most demanding standards of any financial market.

19. Transparency

Recommendation 19: “The Board of Directors should go beyond the reporting requirements of current legislation and undertake to provide the markets with fast, accurate, and reliable information, particularly with regard to the shareholder structure, substantial amendments to the rules of governance, related-party transactions of particular importance, and transaction with own shares”.

The Regulations assign the Board of Directors specific functions relating to the Securities Market designed to ensure the Company’s transparency with respect to financial markets. Notwithstanding the regulatory provisions, the fact that Repsol YPF, S.A. shares are listed in financial markets as highly developed as that of the United States obliges the Company – not only legally, but also nearly on equal terms, due to market pressure – to comply with the best practices regarding international content”.

20. Financial Information

Recommendation 20: “All periodic financial information, apart from the annual information, shall be drawn up according to the same professional practices and principles as the annual accounts, and checked by the audit committee before its publication”.

Periodic information on the financial statements provided to the market is previously analysed before its disclosure by the Audit and Control Committee to verify its accuracy, reliability, sufficiency, and clarity.

21. Auditors

Recommendation 21: “The Board of Directors and the Audit Committee shall oversee situations that could jeopardize the independence of the company’s auditors, specifically verifying the fees paid for all items as a percentage of the audit firm’s total revenues, and providing public information on fees paid for professional services other than auditing”.

In 2004, the fees paid to the Auditor and its organization for auditing work at Repsol YPF, S.A. and Group companies totalled 5,083,345 euros. Fees paid to the auditors and its organization for various professional services other than audit services rendered to Repsol YPF, S.A. and the companies of its Group in the aforementioned year reached 1,232,882 euros.

Both amounts, in the aggregate, do not represent more than 10% of the total revenue of the Auditor or its organization.

22. Audit qualifications

Recommendation 22: “The Board of Directors should endeavour to ensure that the accounts drafted by it and submitted to the General Shareholders Meeting should be free of audit qualifications and, where this is not possible, both the Board and the auditors should clearly explain the content and scope of the discrepancies to shareholders and the market”.

The Audit and Control Committee is specifically in charge of addressing the need to adapt prepared Financial Statements to the qualifications or reservations expressed by the Auditors of the Company’s account and make the appropriate proposal to the Board of Directors to enable it to make the decision on based on full information. The Audit and Control Committee likewise protects the independence of the Auditor preventing any restriction to the Auditor’s warnings, opinions, or recommendations, on the one hand, and, on the other, determining and watching out for any incompatibility between the provision of the Audit services and any other service.

23. Information on Corporate Governance

Recommendation 23: “The Board of Directors shall include information on its rules of governance in its Annual Report, justifying any departures from the recommendations of this code”.

This report on Corporate Governance reflects the intention of providing maximum compliance with the Recommendations of Good Governance Code, and more recently, those of the Special Commission to Foster Transparency and Security in the Markets and Listed Companies, as regards publicity for the rules of corporate governance.

24. Board of Directors and General Shareholders Meeting

The Aldama Report recommends that: “All companies shall have a group of Corporate Governance rules and criteria, including, at least, regulations governing the General Shareholders Meeting and the Board of Directors”.

The special sensitivity of Repsol YPF, S.A. with respect to Corporate Governance has been demonstrated since 1995, the year in which it introduced the Regulations for the Board of Directors which sets down the Company’s basic policies in this regard as well as specific procedures for the Board and its Committees.

The current text of the Board of Directors Regulations, posted on the Company’s website (www.repsolypf.com), was approved by the Board of Directors on 26 March 2003.

Repsol YPF has also drafted specific regulations for the General Shareholders Meetings, which was approved by the General Shareholders Meeting on 4 April 2003, and amended by the General Shareholders Meeting of 31 March 2004, the text of which can be accessed at the Company’s website (www.repsolypf.com).

25. Corporate website

One of the Aldama Report Recommendations is that “Listed companies should have a website to keep shareholders, investors, and the market informed of financial events and any other relevant event with regard to the Company, and promote shareholders’ participation in the exercise of the right to information and, if any, other corporate rights”.

Repsol YPF, S.A. fully adheres to this recommendation. This information, and, in general, any information that could be of interest to shareholders and investors is available at the Company’s website (www.repsolypf.com).

G.	OTHER INFORMATION OF INTEREST

List and explain below the contents of any relevant principles or aspects of corporate governance applied by the company that have not been covered in this report.

This section may include any other relevant but not reiterative information, clarification, or detail related to previous sections of the report.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different from that required by this report.

1. Note on Section A.2.:

For economic purposes, it is noted that the total shareholding of “la Caixa” in Repsol YPF, S.A. is 12.50% and that Caixa Cataluña has a 32.40% interest in Repinves, S.A., a company in which “la Caixa” has a majority stake.

2. Note on sections A.3., B.1.2., B.1.3., B.1.5., B.1.27, and B.2.2.:

Until the date of approval of this report, and since the close of the year ended 31 December 2004, the following changes in the Board of Directors have taken place, specifically in the Board of Directors meeting held on 2 February 2005:

-	The resignation of Ramón Blanco Balín as Director and Chief Operating Officer of Repsol YPF, S.A. and member of the Management Committee.

-	The interim appointment, by the Board of Directors, of the shareholder Luis Suárez de Lezo Mantilla as a Director, with the category of Executive Director and member of the Management Committee, to cover the vacancy left following the resignation of Ramón Blanco Balín. This nomination will be submitted in the forthcoming General Shareholders’ Meeting for its approval.

-	The resignation of Francisco Carballo Cotanda as Secretary and Legal Counsel of the Board of Directors, and the appointment of Luis Suárez de Lezo Mantilla as Secretary of the Board of Directors and its Legal Counsel. Therefore, on the date of approval of this Annual Report on Corporate Governance, the Secretary of the Board of Directors of Repsol YPF, S.A. enjoys the position of Director.

3. Note on Section B.1.8:

In line with the previous practice of Repsol YPF, S.A. and to complete the information provided in Section B.1.8., the amounts accrued by members of the Board of Directors in 2004 is detailed in this Annual Report on Corporate Governance, individualised and by remuneration concepts or other benefits and compensation:

For membership in the Board of Directors:

In accordance with the system established and approved by the Board of Directors at the proposal of the Nominations and Compensation Committee, the compensation accrued annually for membership in each of the Group’s corporate bodies amounts to the following:

Governing Body	Euros
Board of Directors	147,285
Management Committee	147,285
Audit and Control Committee	36,821
Strategy, Investment, and Competition Cttee	36,821
Nominations and Compensation Cttee.	36,821

The amount of compensation accrued in fiscal year 2004 by members of the Board of Directors charged to the aforementioned bylaw allocation, amounted to 3,608 million euros, as per the following detail:

Compensation for membership of management bodies (euros)

TOTAL
Antonio Brufau	202,517
Alfonso Cortina	245,476
Ramón Blanco	294,570
Juan Molins	331,391
Antonio Hernandez-Gil	331,391
Enrique de Aldama	331,391
Gonzalo Anes	184,106
Manuel González	294,570
Ricardo Fornesa	294,570
Gregorio Villalabeitia	184,106
Marcelino Oreja	184,106
Ignacio Bayón	184,106
Carmelo de las Morenas	184,106
Jorge Mercader	30,685
Pemex Intern. España	331,391

Furthermore, it should also be noted that:

-	Members of the parent company’s Board of Directors have not been granted any loans or advance payments by any of the Group or multi-group companies or any associated undertaking.

-	No Group or multi-group companies, or associated undertaking has any pension plan or life insurance obligations with any of the former or current members of the Board of Directors of the parent company, except for members who hold managerial positions with whom it has contracted those obligations inherent to this group.

For Performing Management Duties and Functions:

The amount of wages and salaries for all concepts accrued in fiscal year 2004 by those members of the Board of Directors who during that year had had an employment-type relationship or held executive positions in the Group amounted to 6.047 million euros, 0.163, 4.314, and 1.571 million euros corresponding to Antonio Brufau, Alfonso Cortina, and Ramón Blanco, respectively.

This remuneration include, in the case of Ramón Blanco, amounts accrued for the exercise of rights corresponding to the 2000-2005 incentives program and, with respect to Alfonso Cortina, amounts accrued for the exercise of rights corresponding to the 2000-2004 incentives plan, as well as the payment of several compensation amounts for the cancellation of his rights with respect to the 2003-2006 and 2004-2007 incentives programs.

In addition, at 31 December 2004, Ramón Blanco, as one of the Group’s executives, maintains his rights with respect to the 2003-2006 and 2004-2007 incentives programs (see the following section d). No amounts were paid for these concepts in 2004.

The Company’s Chief Executive Officer, Antonio Brufau, is not included in any of the incentive programs in place as of this date.

For membership in the Board of Director of affiliates:

The amount of compensation accrued in fiscal year 2004 by members of the Board of Directors of Repsol YPF, S.A. as members of the administrative bodies of other group or multi-group companies, or associated undertakings, amounted to 0.923 million euros, as per the following detail:

EUROS
TOTAL
Antonio Brufau	365,520
Alfonso Cortina	79,398
Ramón Blanco	334,057
Antonio Hernández-Gil	34,512
Gregorio Villalabeitia	110,000

For Civil Liability Insurance Premiums:

The members of the Board of Directors are covered by the same civil liability policy that insures all managers and management personnel of the Repsol YPF Group.

For termination of executive functions:

It is also noted that due to the termination of the agreement governing the executive functions performed by the former Chairman of the Board of Directors, Alfonso Cortina received 22.022 million euros in compensation.

Transactions with managers:

Repsol YPF managers have not entered into any transactions in 2004 with the Company or Group companies other than those of ordinary course of business or any at conditions other than those prevailing in the market.

4. Note on section B.1.9:

Severance pay in 2004 for Company executives who were removed from their duties, totalled 2.187 million euros, which includes the amount received as payment of the Loyalty Premium. Furthermore, a provision of 17.369 million was recorded for Company executives’ severance pay for removals notified in 2004 and materialising in first quarter 2005.

The Company’s Board of Directors meeting on April 27, 2005 approved this Annual Report on Corporate Governance.

Indicate the Directors who voted against or who abstained in the vote for approving this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 6, 2005	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer